Exhibit 99.1

ANNUAL FINANCIAL REPORT DECEMBER 31, 2017

ALEXCO RESOURCE CORP.

Building a Sustainable Future In Silver

This Management’s Discussion and Analysis (“MD&A”) of Alexco Resource Corp. (“Alexco” or the “Corporation”) is dated March 14, 2018 and provides an analysis of Alexco’s consolidated financial results for the year ended December 31, 2017 compared to those of the previous year.

The following information should be read in conjunction with the Corporation’s December 31, 2017 consolidated financial statements with accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures are expressed in Canadian dollars unless otherwise stated. These documents and additional information on the Corporation are available on the Corporation’s website at www.alexcoresource.com, the SEDAR website at www.sedar.com and the Edgar website at www.sec.gov.

Except where specifically indicated otherwise, the disclosure in this MD&A of scientific and technical information regarding exploration projects on Alexco’s mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Scott Smith, P.Eng., Mine Manager, both of whom are Qualified Persons as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

2017 HIGHLIGHTS AND OVERALL PERFORMANCE

•	Overall, Alexco reported a net loss of $7,648,000 for the year ended December 31, 2017, for a basic and diluted loss of $0.08 per share compared to a net loss of $4,359,000 in 2016 or $0.05 per share basic and diluted. The loss before taxes for 2017 was $6,176,000 including non-cash costs of $1,634,000 for depreciation and amortization, $2,359,000 for share-based compensation expense and $500,000 for a restructuring cost paid in common shares that related to amending the silver purchase agreement (“Amended SPA”) with Wheaton Precious Metals Corp. (“Wheaton”). This compares to a loss before taxes in 2016 of $3,967,000, including non-cash costs of $2,076,000 for depreciation and amortization and $1,095,000 for share-based compensation. The increase in the net loss in 2017 compared to 2016 was mainly attributed to increased non-cash share-based compensation expense in 2017, earning fewer gains on investments in 2017 compared to 2016 and recognizing $1,353,000 in 2017 for costs related to restructuring the Amended SPA with Wheaton and restructuring the Alexco Environmental Group (“AEG”).

•	The Corporation’s cash and cash equivalents at December 31, 2017 totaled $17,906,000 compared to $20,382,000 at December 31, 2016, while net working capital totaled $18,414,000 compared to $23,443,000 at December 31, 2016. In addition, the Corporation’s restricted cash and deposits at December 31, 2017 totalled $7,092,000 compared to $6,948,000 at December 31, 2016.

•	AEG recognized revenues of $10,732,000 in 2017 for a gross profit of $4,000,000 and a gross margin of 37% compared to revenues of $11,361,000 in 2016 for a gross profit of $2,866,000 and a gross margin of 25%.

•	On May 30, 2017, the Corporation closed a flow-through private placement whereby the Corporation issued 4,205,820 flow-through shares at a price of $2.15 per share for aggregate gross proceeds of $9,042,513.

•	The Corporation received an amended Type A Water Use Licence (“WUL”) from the Yukon Water Board authorizing, subject to certain conditions, the use and discharge of treated water and deposition of dry stacked tailings from the Flame & Moth deposit. This amendment is the final required authorization for ore production from the Flame & Moth deposit.

•	In August 2017, the Corporation received an amended Class IV permit allowing the Corporation to commence a 580 meter (“m”) underground exploration decline into the high grade Bermingham silver deposit. As of the date of this MD&A, the Corporation has completed 430 m of the decline with completion expected in April 2018.

•	On November 7, 2017 the Corporation announced comprehensive results from its 2017 surface diamond drilling exploration program, drilling a total of 13,832 m in the immediate vicinity of the Bermingham deposit at a cost of approximately $3,600,000.

•	On March 29, 2017 the Corporation announced an updated mineral resource estimate for the Bermingham deposit, expanding the indicated mineral resources from 5.2 million ounces to 17.3 million ounces while inferred mineral resources increased from approximately 0.7 million ounces to 5.5 million ounces of contained silver.

•	On March 29, 2017 the Corporation announced the release of an independent technical report dated March 29, 2017 with an effective date of January 3, 2017 entitled "Preliminary Economic Assessment of the Keno Hill Silver District Project, Yukon, Canada" (the “PEA”) and announced the Amended SPA with Wheaton (see news release dated March 29, 2017 entitled “Alexco and Silver Wheaton Amend Silver Purchase Agreement and Alexco Announces Positive Preliminary Economic Assessment for Expanded Silver Production at Keno Hill”).

•	The Corporation disposed of investments in marketable securities for proceeds of $2,003,000 and a pre-tax realized gain of $1,204,000.

•	Alexco entered into a non-binding Letter Agreement with Banyan Gold Corp. (“Banyan”) to option up to 100% of Alexco’s McQuesten property located in the Keno Hill Silver Dictrict (“KHSD”). In three stages, Banyan may earn up to 100% of the McQuesten property, by incurring a minimum of $2,600,000 in exploration expenditures ($338,954 incurred), issue 1,600,000 shares (400,000 shares issued), pay a total of $2,600,000 in cash or shares and grant Alexco a 6% Net smelter return (“NSR”) royalty with buybacks totalling $7,000,000 to reduce to a 1% NSR royalty on gold and 3% NSR royalty on silver.

HIGHLIGHTS SUBSEQUENT TO YEAREND

On February 23, 2018 the Company entered into a definitive credit agreement with Sprott Private Resource Lending (Collector), L.P. (“Sprott”) to provide a US$15,000,000 credit facility (the “Credit Facility”). The Credit Facility has the following key terms:

•	Term of 3 years, Maturity Date – February 23, 2021
•	Interest rate on funds drawn down: the greater of
o	7% plus US Dollar 3 month LIBOR and
o	8% per annum, payable monthly
•	Repayable in quarterly installments from October 31, 2019 through to the Maturity Date
•	Upon draw down of funds a 3% charge of the draw down is charged
•	1,000,000 share purchase warrants were issued to Sprott with a five-year term, an exercise price of Cdn$2.25 per share and a right by the Company to accelerate the expiry date to 30 days following the closing price of the shares exceeding Cdn$5.63 for more than 20 consecutive trading days
•	Repayable in whole or in part, without penalty, provided not less than twelve (12) months of interest has been paid on any outstanding amount
•	The Corporation has the option to extend the availability period of draw down from twelve (12) to eighteen (18) months by issuing to Sprott 171,480 Alexco common shares

SELECTED ANNUAL INFORMATION

	As at and for the year ended December 31
(expressed in thousands of Canadian dollars, except per share amounts)	2017	2016	2015

Revenue from environmental services	10,732	11,361	14,662
Gross profit from environmental services	4,000	2,866	3,251

Revenue from all operations	10,732	11,361	14,662
Gross profit from all operations	4,000	2,866	3,251

Net loss	(7,648)	(4,359)	(5,509)
Loss per share:
Basic	($0.08)	($0.05)	($0.08)
Diluted	($0.08)	($0.05)	($0.08)
Total assets	123,836	117,632	102,542
Total long-term liabilities	19,787	24,839	24,496
Dividends declared	Nil	Nil	Nil

OVERVIEW OF THE BUSINESS

Alexco owns substantially all of the historic Keno Hill Silver District (“KHSD”), located in Canada's Yukon Territory. The Bellekeno silver mine, one of the world's highest-grade silver mines with a production grade averaging 779 grams per tonne (“g/t”), commenced commercial production at the beginning of 2011 and was Canada's only operating primary silver mine from 2011 to 2013, producing a total of 5.6 M ounces of silver during that time. In September 2013 Alexco suspended Bellekeno mining operations in light of a sharply reduced silver and base metal price environment. Since the suspension Alexco has focused on evaluating the Flame & Moth deposit, exploration at the Bermingham deposit, renegotiating third party contracts and reviewing other opportunities to reduce future All-In Sustaining Costs. This work culminated with the publication of an updated PEA in 2017. With this new study in hand, Alexco is developing a plan to return to operations incorporating production from the Bellekeno, Flame & Moth, Bermingham and Lucky Queen silver deposits.

Alexco also owns and operates an environmental consulting business, AEG, which provides a variety of mine and industrial related environmental services, including management of the regulatory and environmental permitting process, remediation technologies and reclamation and mine closure services. AEG provides these services to both government and industry clients through its wholly owned subsidiaries, Alexco Environmental Group Inc. (formerly Access Mining Consultants Ltd.), Alexco Water and Environment Inc. (“AWE”) and Elsa Reclamation & Development Company Ltd. (“ERDC”). Alexco Environmental Group (US) Inc. (“AEG US”), a subsidiary of the Corporation, was sold on December 28, 2017, with continuing services in the United States now being provided by AWE. Alexco also owns certain patent rights related to mine reclamation and closure processes including the in-situ immobilization of metals in groundwater, soils, waste stacks and pit lakes.

Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE American equities exchange (under the symbol AXU).

OUTLOOK AND STRATEGY

Keno Hill Silver District

Alexco’s current primary focus is to re-start mining operations at Keno Hill, commodity prices and markets considered. Alexco has the requisite permits and authorizations for future ore production from the Bellekeno, Flame & Moth, Lucky Queen, and Onek deposits, as well as the necessary authorization to drive the Bermingham decline, currently ongoing. In November 2017 a project proposal for environmental assessment was submitted to Yukon Environmental and Socio-economic Assessment Board (“YESAB”) for future production and processing of ore from the Bermingham deposit. It is anticipated that this application process, including completion of the amendments to Alexco’s Quartz Mining Licence (“QML”) and WUL will be completed by the end of 2018 or early 2019.

Alexco’s Keno Hill mineral properties comprise mineral rights spanning approximately 243 square kilometers, which contain numerous occurrences of mineral deposits and prospects including more than 35 historical silver mines. The KHSD’s historical mines produced from approximately 1913 through 1989, with the Yukon Government's published Minfile database reporting that District production from 1941 totaled more than 217 million ounces of silver with average grade of 44 ounces per tonne (“oz/t”) silver, 5.6% lead and 3.1% zinc. All of Alexco’s mining, development and exploration activities have been conducted on its KHSD properties. The KHSD is located in the Yukon Territory approximately 330 kilometers north of Whitehorse in the vicinity of the villages of Mayo and Keno City and lies within the traditional territory of the First Nation of Na-Cho Nyak Dun (“FNNND”). Alexco is party to a Comprehensive Cooperation and Benefits Agreement (“CCBA”) with the FNNND, setting out common understandings, obligations and opportunities arising from all of Alexco’s activities within the Keno Hill District including exploration, care and maintenance, District closure activities and mine production.

Alexco Environmental Group

Alexco owns and operates AEG which carries out a variety of fee for service and turnkey project activities related to environmental management and assessment, project permitting, remediation, water treatment and project closure mandates in North America and elsewhere. AEG remains committed to the on-going environmental care and maintenance program and reclamation and closure projects at Keno Hill under its contract through ERDC with the Government of Canada (“Canada”) and in accordance with the Amended and Restated Subsidiary Agreement (“ARSA”). AEG has developed a strong client base within the mining industry in the last several years, and has also been able to establish new lines of business related to industrial site soil remediation, water treatment and historical mine pool remediation as well as emergency water treatment services.

As part of Alexco’s acquisition in 2006 of the UKHM mineral rights in the Keno Hill District, ERDC is party to the ARSA with Canada. Under the ARSA, ERDC is retained by Canada as a paid contractor responsible on a continuing basis for the environmental care and maintenance and ultimate closure reclamation of the former UKHM mineral properties. The ARSA provides that ERDC share the responsibility for the development of the ultimate closure plan with Canada. Upon regulatory approval, the closure plan will be implemented by ERDC. During the period required to develop the plan and until the closure plan is executed, ERDC is also responsible for carrying out the environmental care and maintenance at various sites within the UKHM mineral rights, for a fixed annual fee established on a per-site basis totaling $850,000, adjustable for material changes in scope. ERDC receives agreed-to commercial contractor rates when retained by Canada to provide environmental services in the Keno Hill District outside the scope of care and maintenance and closure and reclamation planning under the ARSA.

ERDC currently holds a Type B WUL under the Yukon Waters Act to undertake care and maintenance activities in the Keno Hill area. The final Existing State of Mine (“ESM”) Reclamation Plan at Keno Hill will undergo assessment by the YESAB, a process which is anticipated to begin in the first half of 2018. Subsequent to completion of the YESAB assessment process, a WUL amendment will be required from the Yukon Water Board to authorize the activities necessary effect closure of the site. After licencing, funding approval from Indigenous and Northern Affairs Canada for the project will be subject to review and acceptance of the project by the Treasury Board of Canada. The final ESM Reclamation Plan is subject to amendment that may result from requirements during the assessment, licencing, and funding approval processes.

On December 28, 2017, Alexco restructured its US environmental division. In this restructuring, Alexco’s wholly-owned subsidiary, Alexco Environmental Group Inc. (“AEG Canada”) entered into a share purchase agreement with Arete Property Holdings LLC (“Arete”) for the purchase by Arete of all of the issued shares of Alexco Environmental Group (US) Inc. (“AEG US”) and its wholly-owned subsidiary, Alexco Financial Guaranty Corp. (collectively with AEG US, the “AEG US Group”) for nominal consideration. Arete is wholly-owned by Mr. James Harrington, President of Alexco’s environmental consulting business. As a result of this transaction, a newly formed, wholly-owned AWE, a company organized under the laws of Colorado, will continue current and future environmental work for the Corporation in the United States. On disposal the Corporation realized a loss of $250,000. The Corporation also crystalized a $1,000,000 foreign exchange gain as the result of the settlement on intercompany loans.

Economic Climate

Silver, lead and zinc are the primary metals found within the Keno Hill District historically. With respect to the economic climate during 2017, lead and zinc prices have increased significantly while the silver price has remained relatively flat. Silver traded from a high of US$18.56 on April 13, 2017 to a low of US$15.22 on July 10, 2017, while lead traded between US$1.18 to US$0.93 and zinc traded between US$1.52 to US$1.10 per pound. As at the date of this MD&A, prices are approximately US$16.50 per ounce silver, US$1.06 per pound for lead and US$1.47 per pound for zinc and the Canadian-US exchange rate is approximately US$0.78 per CAD. Consensus investment analyst forecasts over the next two years for silver average approximately US$18.13 per ounce, for lead average approximately US$1.09 per pound, and for zinc US$1.44 per pound, with the Canadian-US exchange rate forecast at US$0.80 per CAD (see “Risk Factors” in the MD&A for the year ended December 31, 2017, including but not limited to “Potential Profitability Of Mineral Properties Depends Upon Other Factors Beyond the Control of the Corporation” and “General Economic Conditions May Adversely Affect the Corporation’s Growth and Profitability” thereunder).

RESULTS OF OPERATIONS

Keno Hill Silver District

2017 Exploration Program

In early June, the Corporation commenced a surface diamond drilling exploration program to further explore potentially mineralized structural targets in the immediate vicinity of the Bermingham deposit. In September 2017 the Corporation completed its 2017 exploration program as planned, drilling a total of 13,832 m. Program costs were $3,600,000. Comprehensive drill results were released on November 7, 2017 (see September 7, 2017 press release entitled "Alexco Completes 2017 Surface Exploration Program, Expands Bermingham Silver Deposit, Advances Underground Development”).

The Corporation also commenced an underground exploration program at the high grade Bermingham silver deposit. In August 2017, the Corporation received the required amended Class IV permit allowing the Corporation to commence the 580 m underground exploration decline. As of the date of this MD&A the Corporation has completed 430 m of the ramp and decline with completion expected in early April 2018. Subsequent to completion of the Bermingham decline, a 5,000 m underground drill program will be initiated to tighten up spacing to upgrade the existing inferred resources to indicated resources and to upgrade existing indicated resources to measured resource while also increasing the confidence in the geological model. The total estimated cost of the underground exploration development and drilling project is $8,700,000, which includes a combination of purchase and rebuilds of underground equipment.

Permitting Update

Bermingham Deposit:

In August 2017, the Corporation received an amended Class IV permit allowing the Corporation to commence a 580 m underground exploration decline into the high grade Bermingham silver deposit.

A further amendment to the Corporation’s QML and WUL will be required for future production and processing of ore from Bermingham. The project proposal for these amendments was submitted to YESAB in November 2017 and it is anticipated the Corporation will have the completed permits by the end of 2018 or early 2019.

Flame & Moth Deposit:

In December 2017 the Company received an amendment to its WUL from the Yukon Water Board for the development and operation (and eventual closure) of the Flame & Moth deposit.

Mine Site Care and Maintenance

Mine site care and maintenance costs for 2017 totaled $1,723,000 compared to $1,954,000 in 2016. The decrease in costs is due primarily to lower depreciation charges, along with continued operating efficiencies while in care and maintenance. Included in mine site care and maintenance costs is depreciation expense of $1,366,000 for 2017 compared to $1,602,000 in 2016.

General and Administrative Expenses

Corporate:

Corporate general and administrative expenses for 2017 totaled $8,164,000 compared to $4,475,000 in 2016. The increase in corporate general and administrative expenses in 2017 was primarily due to an increase of $1,391,000 for non-cash share-based compensation expense in 2017 and incurring $1,353,000 in 2017 for costs related to restructuring the Amended SPA with Wheaton and restructuring AEG. In addition, the salaries and contractors expense increased in 2017 as it included annual bonuses paid which were not paid in 2016.

Environmental Services:

Environmental Services general and administrative expenses for 2017 totaled $2,778,000 compared to $3,039,000 in 2016. The general and administrative expenses during 2017 decreased compared to 2016 as a result of AEG achieving higher utilization rates in 2017.

Alexco Environmental Group (AEG)

AEG Highlights during 2017:

•	AEG recognized revenues of $10,732,000 for the year ended December 31, 2017 for a gross profit of $4,000,000 and a gross margin of 37% compared to revenues of $11,361,000 for a gross profit of $2,866,000 and a gross margin of 25% for the year ended December 31, 2016. The increase in gross profit during 2017 was mainly due to AEG’s US operations achieving improved profitability over the course of 2017.

•	During the year ended December 31, 2017 the majority of the work on the Keno Hill Reclamation Plan was completed internally, including completion of the ESM Reclamation Plan indicative design document as well as initiation of the permitting document. This work was performed primarily by AEG employees rather than sub-consultants, leading to increased profit margins.

•	Throughout 2017, AEG successfully operated two water treatment facilities in the US, the Gladstone and Schwartzwalder industrial water treatment plants, as well as four smaller water treatment facilities at Keno Hill in Yukon Territory, Canada. At the Gladstone facility, the US Environmental Protection Agency (“EPA”) authorized a pilot study for the temporary treatment of water discharged from two nearby mines. AEG successfully completed this pilot study by operating the Gladstone treatment facility at the increased treatment rate. AEG anticipates the continued operation of the Gladstone treatment facility throughout 2018.

•	AEG successfully completed the installation and operation of a dewatering/desludging system that removed sludge from a historic pit and lined pond at the Gilt Edge Mine, located in Lawrence County, near Deadwood, South Dakota.

•	AEG successfully completed the installation and temporary operation of an in-situ treatment system at the Grey Eagle Mine located in Northern California. Operations are expected to continue intermittently throughout 2018.

FOURTH QUARTER

For the quarter ended December 31, 2017 Alexco reported a net loss of $1,749,000 on total revenues of $2,507,000 compared to a net loss of $1,761,000 on total revenues of $2,939,000 in 2016. AEG recognized revenues of $2,507,000 in the fourth quarter of 2017 for a gross profit of $993,000 and a gross margin of 40% compared to revenues of $2,939,000 in the fourth quarter of 2016 for a gross profit of $881,000 and a gross margin of 30%. The higher 2016 revenue was attributed to AEG’s completion of the expansion of an interim water treatment plant (“IWTP”) at the Gold King Project.

Mine site care and maintenance costs in fourth quarter of 2017 totaled $453,000 compared to $480,000 for the same period in 2016. The decrease in costs is mainly due to a lower depreciation charge in the 2017 period. Included in mine site care and maintenance costs is depreciation expense of $318,000 in fourth quarter of 2017 compared to $380,000 in same period of 2016.

Corporate general and administrative expenses in the fourth quarter of 2017 totaled $1,895,000 compared to $1,264,000 in the fourth quarter of 2016. The increase in the 2017 period relates to an increase in share-based compensation and costs related to restructuring AEG.

Environmental Services general and administrative expenses in the fourth quarter of 2017 totaled $585,000 compared to 668,000 in the fourth quarter of 2016. The decrease in general and administrative expenses compared to the same period of 2016 is a result of higher personnel utilization to billable projects.

SUMMARY OF QUARTERLY RESULTS

Key financial information for the most recent eight quarters is summarized as follows, reported in thousands of Canadian dollars except for per share amounts:

Period	Revenue	Gross Profit	Net Income (Loss)	Basic Income (Loss) per Share	Diluted Income (Loss) per Share	Expenditures on Mineral Properties

2016-Q1	2,348	565	(2,110)	$(0.03)	$(0.03)	255
2016-Q2	2,831	710	152	$ 0.00	$ 0.00	1,084
2016-Q3	3,243	710	(640)	$(0.01)	$(0.01)	3,040
2016-Q4	2,939	881	(1,761)	$(0.02)	$(0.02)	987
2016 Total	11,361	2,866	(4,359)	$(0.05)	$(0.05)	5,366
2017-Q1	1,935	549	(932)	$(0.01)	$(0.01)	885
2017-Q2	2,504	913	(2,695)	$(0.03)	$(0.03)	1,782
2017-Q3	3,786	1,545	(2,272)	$(0.02)	$(0.02)	3,491
2017-Q4	2,507	993	(1,749)	$(0.02)	$(0.02)	2,809
2017 Total	10,732	4,000	(7,648)	$(0.08)	$(0.08)	8,967

Note: Sum of all the quarters may not add up to the yearly totals due to rounding

The net losses first quarter of 2016 reflect site based expenditures along with general and administrative expenses partially offset by AEG profits. The net income in the second quarter of 2016 reflects the fair value adjustment gain from the Corporation’s available-for-sale and held-for-trading investments. The net losses for the third and fourth quarters of 2016 reflect the continued expenditures to site based and general and administrative expenses. These expenses were partially offset with AEG profits. In the fourth quarter of 2016, there was a fair value adjustment loss from the Corporation’s available-for-sale and held-for-trading investments. The net loss for 2017 reflects site based expenditures along with general and administrative expenses, costs related to restructuring the Wheaton SPA and AEG partially offset by AEG profits, a foreign exchange gain and a gain on investments.

The mineral property expenditures in 2016 reflect the surface drill program at Bermingham and continued re-engineering work being done on the Flame and Moth deposit. Furthermore, the mineral property expenditures in 2016 reflect the ongoing costs of modeling, data logging and resource estimation work for Bermingham and the Flame and Moth deposits. The mineral property expenditures in 2017 reflect the resource estimation work being completed on the Bermingham and Flame and Moth deposits and completion of the PEA during the first quarter followed by the surface exploration program and commencement of the advanced underground exploration program at the Bermingham deposit.

Liquidity, Cash Flows and Capital Resources

Liquidity

At December 31, 2017 the Corporation had cash and cash equivalents of $17,906,000, and net working capital of $18,414,000 compared to cash and cash equivalents of $20,382,000 and net working capital of $23,443,000 at December 31, 2016. The Corporation faces no known liquidity issues or are aware of any significant credit risks in any of its financial assets. In addition, the Corporation’s restricted cash and deposits at December 31, 2017 totalled $7,092,000 compared to $6,948,000 at December 31, 2016.

With its cash resources and net working capital on hand at December 31, 2017, and assuming no re-start of full scale mining operations, Alexco anticipates it will have sufficient capital resources to carry out all of its currently anticipated exploration and development programs, and service the working capital requirements of its mine site care and maintenance, exploration activities, environmental services business and corporate offices and administration, for at least the next 12 month period. As noted elsewhere in this MD&A, re-start of mining operations is dependent on a number of factors, including a supportive silver market, maintaining current metal prices and foreign exchange rates. A re-start of underground production operations will require additional capital investment, in excess of the capital resources currently on hand. Because of these factors, combined with its long term objectives for the exploration and development of its mineral properties, the Corporation is likely to require future additional funding.

Historically, Alexco’s main sources of funding have been from mining operations, AEG and equity issuances. All sources of finance reasonably available will be considered to fund future requirements, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. There can be no assurance of a re-start of mining operations or continued access to finance in the future, and an inability to generate or secure such funding may require the Corporation to substantially curtail and defer its planned exploration and development activities.

Cash Flows

	Three Months Ended December 31		Year Ended December 31
	2017	2016	2017	2016

Cash flow provided by (used in) operating activities	$478	$(1,156)	$(4,054)	$(4,608)
Cash flow used in investing activities	(3,965)	(1,942)	(7,329)	(1,684)
Cash flow provided by financing activities	29	465	8,907	18,511

	$(3,458)	$(2,633)	$(2,476)	$12,219

Cash inflow in operating activities was $478,000 for the fourth quarter of 2017 versus a cash outflow of $1,156,000 for the fourth quarter of 2016. The increase of cash inflow from operating activities during the 2017 was attributed to the collection of receivables from AEG clients in the fourth quarter. In the comparable quarter of 2016 AEG was completing the expansion of the IWTP at the Gold King Project which increased the cash outflow. Cash outflow from investing activities was $3,965,000 for the fourth quarter of 2017 versus $1,942,000 for the fourth quarter of 2016. The increase in cash outflow during the fourth quarter of 2017 compared to the 2016 period related to the purchase of underground mobile equipment and continued advancement of the underground exploration decline at Bermingham. The cash outflow during the fourth quarter of 2016 related primarily to the portal development at the Flame and Moth property. Cash inflow from financing activities was $29,000 for the fourth quarter of 2017 compared to cash inflow of $465,000 for the fourth quarter of 2016. The 2017 fourth quarter cash inflow relates to warrant exercises. The 2016 fourth quarter cash inflow relates to warrant and stock option exercises.

Cash used in operating activities was $4,054,000 for 2017 versus $4,608,000 in 2016. The majority of cash consumed in operating activities during 2017 and 2016 were expended on environmental services, site based operations and general and administrative costs. Cash outflow from investing activities was $7,329,000 for 2017 versus $1,684,000 in 2016. The increased cash outflow in 2017 related to the purchase of mobile equipment, the surface exploration program and advancement of the underground exploration decline at Bermingham. These outflows were partially offset from the proceeds on the sale of investments. The cash outflow during 2016 related primarily to expenditures on the 2016 surface exploration drill program at the Bermingham property and portal development at the Flame and Moth property, offset by proceeds from the sale of investments in marketable securities and the release of restricted funds. Cash inflow from financing activities was $8,907,000 for 2017 compared to $18,511,000 in 2016. The 2017 cash inflow relates to proceeds from a private placement consisting of 4,205,820 flow-through shares for proceeds of $9,043,000 along with $418,000 from the exercise of warrants and $162,000 from the exercise of stock options. The 2016 cash inflow relates to a non-brokered private placement consisting of 10,839,972 units for proceeds of $13,008,000 and the exercise of warrants for $6,208,000 and stock options for $231,000.

Capital Resources

On October 2, 2008 (with subsequent amendments on October 20, 2008, December 10, 2008, December 22, 2009, March 31, 2010, January 15, 2013, March 11, 2014 and June 16, 2014), the Corporation entered into a SPA with Wheaton under which Wheaton will receive 25% of the life of mine payable silver produced by the Corporation from its Keno Hill Silver District properties. The SPA anticipated that the initial silver deliveries would come from the Bellekeno property. Under the SPA, the Corporation received up-front deposit payments from Wheaton totaling US$50,000,000, and received further payments of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of payable silver delivered, if as and when delivered. After the initial 40 year term of the streaming interest, the Corporation is required to refund the balance of any advance payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Wheaton exercised its right to terminate the streaming interest in an event of default by the Corporation. As of September 2013, Bellekeno mining operations were suspended in light of a reduced silver price environment.

On March 29, 2017 the Corporation and Wheaton amended the SPA such that Wheaton will continue to receive 25% of the life of mine payable silver from the Keno Hill Silver District with a variable production payment based on monthly silver head grade and monthly silver spot price. The actual monthly production payment from Wheaton will be determined based on the monthly average silver head grade at the mill and the monthly average spot price, as determined by a grade and pricing curve with an upper ceiling grade of 1,400 grams per tonne (“g/t”) silver and price of US$25 per ounce of silver and a floor grade of 600 g/t silver and price of US$13 per ounce of silver. Additional terms of the amendment include a date for completion of the 400 tonne per day mine and mill completion test, which has now been extended to December 31, 2019. If the completion test is not satisfied by December 31, 2019, the Corporation will be required to pay a capacity related refund to Wheaton in the maximum amount of US$8,788,000, which can be further reduced by mine production and mill throughput exceeding 322 tonnes per day for a 30 day period prior to December 31, 2019.

In consideration of the foregoing amendments, the Corporation issued 3,000,000 shares to Wheaton with a fair value of $6,600,000 (US$4,934,948). Under the terms of the Amended SPA, the original US$50,000,000 deposit was reduced by this amount. The variability in the future cash flows to be received from Wheaton upon extraction and delivery of their 25% interest of future production is considered an embedded derivative within this host contract under IAS 39, Financial Instruments. The embedded derivative asset was initially recorded at fair value based on the value of the consideration paid to Wheaton and will be re-measured at fair value on a re-occurring basis at each period end with changes in value being recorded within the Statement of Income/(loss).

As at December 31, 2017, the fair value of the embedded derivative was calculated based on the discounted future cash flows associated with the difference between the original US$3.90 per ounce production payment Wheaton would pay for each payable ounce delivered under the SPA and the new production payment under the Amended SPA which varies depending on the monthly silver head grade and silver price. The model relies upon inputs from the preliminary economic assessment (the “PEA”), such as payable ounces delivered, head grade and silver price and will be updated as a result of updated studies, mine plans and actual production. A discount rate of 13%, representing the implied discount rate applied to the payment made under the Amended SPA was used to calculate the net present value. There was no adjustment recorded during the year ended December 31, 2017.

On May 30, 2017, the Corporation completed a bought deal financing and issued 4,205,820 flow-through common shares on a private placement basis at a price of $2.15 per share for aggregate gross proceeds of $9,042,513. The underwriter to the financing received a cash fee of 6% of gross proceeds plus 126,174 compensation warrants, each warrant exercisable for one common share of the Corporation at an exercise price of $2.15 per share at any time until May 30, 2019. Net proceeds from the issuance were $8,337,000, after issuance costs comprised of the agent’s commission of $542,550, and other issuance costs of $173,000. As of December 31, 2017 the Corporation had spent $4,023,157 of the flow-through funds raised with $5,191,606 to be spent prior to December 31, 2018.

On February 23, 2018 the Company entered into a definitive credit agreement with Sprott to provide a US$15 M Credit Facility. The Credit Facility has the following key terms:

•	Term of 3 years, Maturity Date – February 23, 2021
•	Interest rate on funds drawn down: the greater of
o	7% plus US Dollar 3 month LIBOR and
o	8% per annum, payable monthly
•	Repayable in quarterly installments from October 31, 2019 through to the Maturity Date
•	Upon draw down of funds a 3% charge of the draw down is charged
•	1,000,000 share purchase warrants were issued to Sprott with a five-year term, an exercise price of Cdn$2.25 per share and a right by the Company to accelerate the expiry date to 30 days following the closing price of the shares exceeding Cdn$5.63 for more than 20 consecutive trading days
•	Repayable in whole or in part, without penalty, provided not less than twelve (12) months of interest has been paid on any outstanding amount
•	The Company has the option to extend the availability period of draw down from twelve (12) to eighteen (18) months by issuing to Sprott 171,480 Alexco common shares

On July 29, 2016 the Corporation filed a short form base shelf prospectus with the securities commissions in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and a corresponding amendment to its registration statement on Form F-10 (Registration Statement) with the United States Securities and Exchange Commission (SEC) under the U.S./Canada Multijurisdictional Disclosure System, which would allow the Corporation to make offerings of common shares, warrants, subscription receipts and/or units up to an aggregate total of $50,000,000 during the 25-month period following July 29, 2016.

The following table summarizes the current contractual obligations of the Corporation and associated payment requirements over the next five years and thereafter:

Contractual Obligations (expressed in thousands of dollars)	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years		After 5 years

Operating leases	$732	$341	$391	$	Nil	$	Nil
Purchase obligations	240	60	120		60		Nil
Decommissioning and rehabilitation provision (undiscounted basis)	6,187	36	809		172		5,170

Total	$7,159	$437	$1,320		$232		$5170

During 2017, 463,078 warrants were exercised for proceeds of $417,900. The warrants outstanding as of the December 31, 2017 are summarized as follows:

Expiry Date	Exercise Price	Balance at December 31, 2017
May 17, 2018	$1.75	4,868,620
May 17, 2018	$1.49	60,900
May 30, 2019	$2.15	126,174

	$1.76	5,055,694

Share Data

As at the date of this MD&A, the Corporation has 101,642,752 common shares issued and outstanding. In addition, there are outstanding incentive share options for a further 8,083,666 common shares, restricted share units that can be settled by way of shares issued from treasury for a further 263,323 common shares, and purchase warrants for a further 6,045,694.

Use of Financial Instruments

All of Alexco’s cash and cash equivalents at December 31, 2017 were held in the form of demand deposits. Alexco’s restricted cash and deposits were held in the form of term deposits and demand deposits. Alexco’s other financial instruments were its trade and other accounts receivable, its accounts payable and accrued liabilities, and its investment in marketable securities.

At December 31, 2017, a total of $6,507,000 of Alexco’s restricted cash and deposits represent security provided to regulatory bodies under safekeeping agreements in accordance with its various operating permits. This security is in respect of mine-site reclamation at certain of Alexco’s mineral properties, and is releasable back to Alexco as and when reclamation activities are completed. A further $499,000 (US$398,000) represents security provided to support certain cost performance commitments under an AEG remediation contract. The balance of Alexco’s restricted cash and deposits represent security provided in respect of certain long-term operating lease commitments. Though the term deposits held at December 31, 2017 are included in long term restricted cash, as individual financial instruments they carried initial maturity periods of one year or less. They have been classified as investments held to maturity and accordingly are carried at amortized cost using the effective interest method. All term deposits held are high grade, low risk investments, generally yielding between 1% and 2% per annum, and their carrying amounts approximate their fair values given their short terms and low yields.

The carrying amounts of Alexco’s trade and other accounts receivable and accounts payable and accrued liabilities are estimated to reasonably approximate their fair values, while the carrying amount of investments in marketable securities are marked to fair value at each balance sheet date. The fair values of all of Alexco’s financial instruments measured at December 31, 2017, other than the marketable securities that are included in investments, constitute Level 2 measurements within the fair value hierarchy defined under IFRS. The fair value of the investments in marketable securities constitute as Level 1 measurements.

Substantially all of Alexco’s cash, demand deposits and term deposits are held with major financial institutions in Canada. With respect to these instruments, management believes the exposure to credit risk is insignificant due to the nature of the institutions with which they are held, and that the exposure to liquidity and interest rate risk is similarly insignificant given the low-risk-premium yields and the demand or short-maturity-period character of the deposits.

Alexco’s accounts and other receivables at December 31, 2017 total $2,086,000, comprised primarily of AEG trade receivables and goods and services tax refunds receivable from government. Alexco’s maximum credit risk exposure in respect of its receivables is represented by their carrying amount. Management actively monitors exposure to credit risk under its receivables, particularly AEG trade receivables, and considers the risk of loss to be significantly mitigated due to the financial strength of AEG’s major customers which include government organizations as well as substantial corporate entities. As at December 31, 2017, AEG trade receivables are recorded net of a recoverability provision of $1,000.

Substantially all of Alexco’s property, plant and equipment and mineral properties are located in Canada; all of its mining operations and mineral exploration occur in Canada; and a significant majority of AEG’s revenues are earned in Canada. However, a portion of AEG’s revenues are in US dollars, and receivables arising therefrom are accordingly denominated in US dollars. Also, while a significant majority of the Corporation’s operating costs are denominated in Canadian dollars, it does have some exposure to costs, and therefore accounts payable and accrued liabilities, denominated in US dollars.

The Corporation has not employed any hedging activities in respect of the prices for its payable metals or for its exposure to fluctuations in the value of the US dollar.

Off-Balance Sheet Arrangements

Alexco has no off-balance sheet arrangements.

Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel:

Key Management Personnel Compensation

Key Management Personnel Compensation	Three Months Ended Dec. 31		Year Ended Dec. 31
	2017	2016	2017	2016

Salaries and other short-term benefits	$485	$456	$2,246	$1,765
Share-based compensation	285	227	2,072	1,079

	$770	$683	$4,318	$2,844

Key management includes the Corporation’s Board of Directors and members of senior management.

Other Related Party Transactions:

During the year ended December 31, 2017, the Corporation incurred $125,000 (2016 – $nil) of consulting expenses from a company controlled by a Director of the Corporation. The consulting services provided by the company controlled by this director concluded by September 30, 2017.

On December 28, 2017, the Corporation restructured its US environmental division. In this restructuring, the Corporation’s wholly-owned subsidiary, AEG Canada entered into a share purchase agreement with Arete Property Holdings LLC (“Arete”) for the purchase by Arete of all of the issued shares of AEG US and its wholly-owned subsidiary, AFCG, for nominal consideration. Arete is wholly-owned by Mr. James Harrington, President of AEG. As a result of this transaction, a new Colorado affiliate of AEG Canada, AWE is continuing the current and future environmental work in the United States. On disposal the Corporation realized a loss of $250,000. The Corporation also crystalized a $1,000,000 foreign exchange gain as the result of the settlement on intercompany loans.

Critical Accounting Estimates and Judgments

Our significant accounting policies as well as significant judgment and estimates are presented in Notes 3 and 5 of Alexco’s December 31, 2017 annual consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which an estimate is revised and future periods if the revision affects both current and future periods.

Significant judgments about the future and other sources of estimation uncertainty at the financial position reporting date, including those that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made include, but are not limited to, the following:

•	Mineral Resources

The determination of the Corporation’s estimated mineral resources by appropriately qualified persons requires significant judgements regarding the interpretation of complex geological and engineering data including the size, depth, shape and nature of the deposit and anticipated plans for mining, as well as estimates of future commodity prices, foreign exchange rates, capital requirements and production costs. These mineral resource estimates are used in many determinations required to prepare the Corporation’s financial statements, including evaluating the recoverability of the carrying amount of its non-current non-financial assets and estimating amounts of future taxable income in determining whether to record a deferred tax asset.

•	Impairment and Impairment Reversals of Non-Current Non-Financial Assets

The Corporation reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment and impairment reversals when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable or previous impairment losses may become recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and estimation uncertainties that may further affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets.

Management has assessed indicators of impairment and impairment reversals on the Corporation’s non-current non-financial assets and has concluded that no impairment or impairment reversal indicators exists as of December 31, 2017.

•	Decommissioning and Rehabilitation Provision

Management’s determination of the Corporation’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. Significant judgements must be made when determining such reclamation and closure activities and measures required and potentially required.

•	Fair value of derivatives

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a method of valuation and makes estimates of specific model inputs that are based on conditions existing at the end of each reporting period. Refer to Note 14 for further details on the methods and assumptions associated with the measurement of the embedded derivative within the Silver Streaming Interest.

Changes In and Initial Adoption of Accounting Standards and Policies

The Corporation has not applied the following revised or new IFRS that have been issued but were not yet effective at December 31, 2017:

•	IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change for liabilities is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income (loss) rather than in net earnings. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

We have concluded that this standard will not have a material effect on our financial statements.

We have made the irrevocable classification choice to record fair value changes on our available-for-sale investments in other comprehensive income. This election will result in a reclassification of $nil from our retained earnings to accumulated other comprehensive income (loss), all within equity, on January 1, 2018.

•	IFRS 15, Revenue from Contracts with Customers deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. IFRS 15 also requires enhanced disclosures about revenue to help investors better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. The standard replaces IAS 18, Revenue and IAS 11, Construction contracts and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

In 2013, the Corporation put the previously operating Keno Hill District (“District”) on care and maintenance, where it has remained since that date. When the District resumes mining operations, we will review the sales contracts in place and assess the effects of the new standard.

We have substantially completed our analysis of IFRS 15 and the effect the adoption will have on our financial statements.  Management’s primary focus was evaluating contracts under our Environmental Services business, as this is currently our primary source of revenue. Based on this analysis, we do not anticipate significant changes to the timing and amount of our revenue recognition related to from environmental services under IFRS 15, as the majority of our contracts contain a single performance obligation. Consequently, consistent with our existing policy, revenue will be recognized “over time”, as the services are provided.

We have also assessed the impact of IFRS 15 on our silver streaming arrangement with Wheaton, as described in Note 14 in the financial statements.  At the date the transaction was completed, we determined that the contract is a sale of a mineral interest and a related contract to provide extraction services.   Under our existing policy, we apply the provisions of IFRS 6, which allows for an accounting policy choice to either apply the proceeds received as a credit to the carrying value of the exploration and evaluation (“E&E”) asset, or account for the transaction as a partial sale, with deferral of the gain, to be recognised on a units-of-production sold basis. Upon the effective date of IFRS 15, the company will continue to apply IFRS 6, as permitted, but as a result, will elect the policy to apply the proceeds received as a credit to the carrying value of the E&E asset. Management believes this approach to be more relevant and reliable.

Specifically, advance payments received under the Wheaton contract will be accounted for as follows:

o	The USD $50,000,000 initial deposit recorded as consideration will be applied against the carrying value of the mineral interest, with no gain or loss being recorded; and

o	Revenue from extraction services will be recognized using a transaction price of US$3.90/oz, which is considered the stand-alone selling price of those services at the inception of the contract.

•	In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Corporation is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

•	In June 2017, the IFRS Interpretation Committee issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12 Income Taxes are applied where there is uncertainty over income tax treatments. IFRIC 23 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively with early adoption permitted. The Corporation is in the process of assessing the impact of IFRIC 23 on the consolidated financial statements.

•	There are no other IFRS’s or International Financial Reporting Interpretations Committee (“IFRIC”) interpretations that are not yet effective that are expected to have a material impact on the Corporation.

Internal Control Over Disclosure Controls and Procedures and Financial Reporting

Disclosure Controls and Procedures

Alexco’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Corporation’s disclosure controls and procedures. Based upon the results of that evaluation, the Alexco’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, Alexco’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by Alexco in reports it files under applicable securities legislation is recorded, processed, summarized and reported within the appropriate time periods and forms specified in those rules and include controls and procedures designed to ensure that information required to be disclosed by Alexco in reports it files under applicable securities legislation is accumulated and communicated to Alexco’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

The management of Alexco is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Alexco’s financial statements are prepared. It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Alexco’s assets;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Alexco receipts and expenditures are made only in accordance with authorizations of management and Alexco’s directors; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alexco assets that could have a material effect on Alexco’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Alexco’s internal control over financial reporting as at December 31, 2017, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that Alexco’s internal control over financial reporting was effective as at December 31, 2017.

The effectiveness of Alexco’s internal control over financial reporting as at December 31, 2017 has been audited by PricewaterhouseCoopers LLP, Alexco’s independent registered public accounting firm.

There has been no change in Alexco’s internal control over financial reporting during Alexco’s fiscal year ended December 31, 2017 that has materially affected, or is reasonably likely to materially affect, Alexco’s internal control over financial reporting.

Risk Factors

The following are major risk factors management has identified which relate to Alexco’s business activities. Such risk factors could materially affect Alexco's future financial results, and could cause events to differ materially from those described in forward-looking statements relating to Alexco. Though the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to Alexco's business and operations. Other specific risk factors are discussed elsewhere in this MD&A and in Alexco’s Annual Information Form for the year ended December 31, 2017.

Negative Cash Flow From Operating Activities

The Corporation has not yet consistently achieved positive operating cash flow, and there are no assurances that the Corporation will not experience negative cash flow from operations in the future. The Corporation has incurred net losses in the past and may incur losses in the future and will continue to incur losses until and unless it can derive sufficient revenues from its mineral projects. Such future losses could have an adverse effect on the market price of the Corporation's common shares, which could cause investors to lose part or all of their investment.

Forward-Looking Statements May Prove Inaccurate

Readers are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements. See "Preliminary Notes – Cautionary Statement Regarding Forward-Looking Statements".

Dilution

The Corporation expects to require additional funds to finance its growth and development strategy. If the Corporation elects to raise additional funds by issuing additional equity securities, such financing may substantially dilute the interests of the Corporation's shareholders. The Corporation may also issue additional securities in the future pursuant to existing and new agreements in respect of its projects or other acquisitions and pursuant to existing securities of the Corporation.

Exploration, Evaluation and Development

Mineral exploration, evaluation and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. With respect to Alexco’s properties, should any ore reserves exist, substantial expenditures will be required to confirm ore reserves which are sufficient to commercially mine, and to obtain the required environmental approvals and permitting required to commence commercial operations. Should any mineral resource be defined on such properties there can be no assurance that the mineral resource on such properties can be commercially mined or that the metallurgical processing will produce economically viable and saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or technical studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of appropriate technical studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

The ability of Alexco to sell, and profit from the sale of any eventual production from any of the Alexco’s properties will be subject to the prevailing conditions in the marketplace at the time of sale. Many of these factors are beyond the control of Alexco and therefore represent a market risk which could impact the long term viability of Alexco and its operations.

Figures for the Alexco’s Resources are Estimates Based on Interpretation and Assumptions and May Yield Less Mineral Production Under Actual Conditions than is Currently Estimated

In making determinations about whether to advance any of its projects to development, Alexco must rely upon estimated calculations as to the mineral resources and grades of mineralization on its properties. Until ore is actually mined and processed, mineral resources and grades of mineralization must be considered as estimates only. Mineral resource estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. Alexco cannot be certain that:

•	reserve, resource or other mineralization estimates will be accurate; or
•	mineralization can be mined or processed profitably.

Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. Alexco's resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, lead, zinc and other commodities may render portions of Alexco’s mineralization uneconomic and result in reduced reported mineral resources.

Amendments to Silver Purchase Agreement with Wheaton

The March 29, 2017 Amended SPA with Wheaton, requires that to satisfy the completion test under the Amended SPA, the Corporation will need to recommence operations on the KHSD Property and operate the mine and mill at 400 tonnes per day on or before December 31, 2019. If the completion test is not satisfied by December 31, 2019, the outcome could materially adversely affect the Corporation as it would be required to pay a capacity related refund to Wheaton in the maximum amount of US$8,788,000, which can be further reduced by mill throughput exceeding 322 tonnes per day prior to December 31, 2019. The Corporation would need to raise additional capital to finance the capacity related refund and there is no guarantee that the Corporation will be able to raise such additional capital. In the event that the Corporation cannot raise such additional capital, the Corporation will default under the terms of the Amended SPA.

Keno Hill Silver District

While Alexco has conducted exploration activities in the KHSD, further review of historical records and additional exploration and geological testing will be required to determine whether any of the mineral deposits it contains are economically recoverable. There is no assurance that such exploration and testing will result in favourable results. The history of the Keno Hill District has been one of fluctuating fortunes, with new technologies and concepts reviving the District numerous times from probable closure until 1989, when it did ultimately close down for a variety of economic and technical reasons. Many or all of these economic and technical issues will need to be addressed prior to the commencement of any future production on the Keno Hill properties.

Mining Operations

Decisions by Alexco to proceed with the construction and development of mines, including Bellekeno, are based on development plans which include estimates for metal production and capital and operating costs. Until completely mined and processed, no assurance can be given that such estimates will be achieved. Failure to achieve such production and capital and operating cost estimates or material increases in costs could have an adverse impact on the Corporation’s future cash flows, profitability, results of operations and financial condition. Alexco’s actual production and capital and operating costs may vary from estimates for a variety of reasons, including: actual resources mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors, such as the need for sequential development of resource bodies and the processing of new or different resource grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods , fire, rock falls and earthquakes, equipment failure and failure of retaining dams around tailings disposal areas which may result in, among other adverse effects, environmental pollution and consequent liability; and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors, including changing waste ratios, metallurgical recoveries, labour costs, commodity costs, general inflationary pressures and currency rates. In addition, the risks arising from these factors are further increased while any such mine is progressing through the ramp-up phase of its operations and has not yet established a consistent production track record.

Furthermore, mining operations at the Bellekeno mine project were suspended as of early September 2013 as a result of sharp and significant declines in precious metals prices during the second quarter of 2013. Re-start of mining operations is dependent on a number of factors, including sustained improvements in silver markets and the effectiveness of cost structure reduction measures, and the uncertainties around the achievement of these factors are significant.

Employee Recruitment and Retention

Recruitment and retention of skilled and experienced employees is a challenge facing the mining sector as a whole. During the late 1990s and early 2000s, with unprecedented growth in the technology sector and an extended cyclical downturn in the mining sector, the number of new workers entering the mining sector was depressed and significant number of existing workers departed, leading to a so-called “generational gap” within the industry. Since the mid- 2000s, this factor was exacerbated by competitive pressures as the mining sector experienced an extended cyclical upturn. Additional exacerbating factors specific to Alexco include competitive pressures in labour force demand from the oil sands sector in northern Alberta and the mining and oil & gas sectors in British Columbia. In 2011 and 2012 Alexco experienced employee recruitment and retention challenges, particularly with respect to mill operators. There can be no assurance that Alexco won’t experience such challenges. Furthermore, any re-start of mining operations will necessitate the re-hiring of mine and mill personnel.

Permitting and Environmental Risks and Other Regulatory Requirements

The current or future operations of Alexco, including development activities, commencement of production on its properties and activities associated with Alexco's mine reclamation and remediation business, require permits or licenses from various federal, territorial and other governmental authorities, and such operations are and will be governed by laws, regulations and agreements governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities and in mine reclamation and remediation activities generally experience increased costs and delays as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits and permit modifications which Alexco may require for the conduct of its operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any project which Alexco might undertake.

Any failure by the Corporation to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions against the Corporation. The Corporation may be required to compensate those suffering loss or damage by reason of the Corporation’s mining operations or mine reclamation and remediation activities and may have civil or criminal fines or penalties imposed upon it for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities could have a material adverse impact on the Corporation. As well, policy changes and political pressures within and on federal, territorial and First Nation governments having jurisdiction over or dealings with Alexco could change the implementation and interpretation of such laws, regulations and permits, also having a material adverse impact on Alexco. Such impacts could result in one or more of increases in capital expenditures or production costs, reductions in levels of production at producing properties or abandonment or delays in the development of new mining properties.

Environmental Services

A material decline in the level of activity or reduction in industry willingness to spend capital on mine reclamation, remediation or environmental services could adversely affect demand for AEG's environmental services. Likewise, a material change in mining product commodity prices, the ability of mining companies to raise capital or changes in domestic or international political, regulatory and economic conditions could adversely affect demand for AEG's services.

Three of AEG’s customers accounted for 28.3%, 26.8% and 15.4%, respectively, of environmental services revenues in the 2016 fiscal year. The loss of, or a significant reduction in the volume of business conducted with, either of these customers could have a significant detrimental effect on AEG environmental services business and the Corporation.

The patents which Alexco owns or has access to or other proprietary technology may not prevent AEG's competitors from developing substantially similar technology, which may reduce AEG's competitive advantage. Similarly, the loss of access to any of such patents or other proprietary technology or claims from third parties that such patents or other proprietary technology infringe upon proprietary rights which they may claim or hold would be detrimental to AEG's reclamation and remediation business and a material adverse impact on the Corporation.

AEG may not be able to keep pace with continual and rapid technological developments that characterize the market for AEG's environmental services, and AEG’s failure to do so may result in a loss of its market share. Similarly, changes in existing regulations relating to mine reclamation and remediation activities could require AEG to change the way it conducts its business.

AEG is dependent on the professional skill sets of its employees, some of whom would be difficult to replace. The loss of any such employees could significantly affect AEG’s ability to service existing clients, its profitability and its ability to grow its business.

Potential Profitability of Mineral Properties Depends Upon Factors Beyond the Control of Alexco

The potential profitability of mineral properties is dependent upon many factors beyond Alexco’s control. For instance, world prices of and markets for gold, silver, lead and zinc are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, materials, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways Alexco cannot predict and are beyond Alexco’s control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of Alexco.

First Nation Rights and Title

The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada, including in the Yukon and including with respect to intergovernmental relations between First Nation authorities and federal, provincial and territorial authorities. There can be no guarantee that such claims will not cause permitting delays, unexpected interruptions or additional costs for Alexco’s projects. These risks may have increased after the Supreme Court of Canada decision of June 26, 2014 in Tsilhqot'in Nation v. British Columbia.

Title to Mineral Properties

The acquisition of title to mineral properties is a complicated and uncertain process. The properties may be subject to prior unregistered agreements of transfer or land claims, and title may be affected by undetected defects. Although the Corporation has made efforts to ensure that legal title to its properties is properly recorded in the name of the Corporation, there can be no assurance that such title will ultimately be secured. As a result, the Corporation be constrained in its ability to operate its mineral properties or unable to enforce its rights with respect to its mineral properties. An impairment to or defect in the Corporation’s title to its mineral properties would adversely affect the Corporation’ business and financial condition.

Capitalization and Commercial Viability

Alexco will require additional funds to further explore, develop and mine its properties. Alexco has limited financial resources, and there is no assurance that additional funding will be available to Alexco to carry out the completion of all proposed activities, for additional exploration or for the substantial capital that is typically required in order to place a property into commercial production. Although Alexco has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that Alexco will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

General Economic Conditions May Adversely Affect Alexco’s Growth and Profitability

The unprecedented events in global financial markets since 2008 have had a profound impact on the global economy and led to increased levels of volatility. Many industries, including the mining industry, are impacted by these market conditions. Some of the impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign currency exchange and precious metal markets, and a lack of market liquidity. If the current turmoil and volatility levels continue they may adversely affect Alexco's growth and profitability. Specifically:

•	a global credit/liquidity or foreign currency exchange crisis could impact the cost and availability of financing and Alexco’s overall liquidity;

•	the volatility of silver and other commodity prices would impact Alexco’s revenues, profits, losses and cash flow;

•	volatile energy prices, commodity and consumables prices and currency exchange rates would impact Alexco’s operating costs; and

•	the devaluation and volatility of global stock markets could impact the valuation of Alexco’s equity and other securities.

These factors could have a material adverse effect on Alexco’s financial condition and results of operations.

Operating Hazards and Risks

In the course of exploration, development and production of mineral properties, certain risks, particularly including but not limited to unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes, may occur. It is not always possible to fully insure against such risks and the Corporation may decide not to insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Corporation.

Adverse weather conditions could also disrupt the Corporation’s environmental services business and/or reduce demand for the Corporation’s services.

Competition

Significant and increasing competition exists for mining opportunities internationally. There are a number of large established mining companies with substantial capabilities and far greater financial and technical resources than the Corporation. The Corporation may be unable to acquire additional attractive mining properties on terms it considers acceptable and there can be no assurance that the Corporation’s exploration and acquisition programs will yield any reserves or result in any commercial mining operation.

Certain of the Corporation’s Directors and Officers are Involved with Other Natural Resource Companies, Which May Create Conflicts of Interest from Time to Time

Some of the Corporation’s directors and officers are directors or officers of other natural resource or mining-related companies. These associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, the Corporation may miss the opportunity to participate in certain transactions.

The Corporation May Fail to Maintain Adequate Internal Control Over Financial Reporting Pursuant to the Requirements of the Sarbanes-Oxley Act.

Section 404 of the Sarbanes-Oxley Act (“SOX”) requires an annual assessment by management of the effectiveness of the Corporation’s internal control over financial reporting. The Corporation may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and the Corporation may not be able to ensure that it can conclude, on an ongoing basis, that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Corporation’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Corporation’s business and negatively impact the trading price or the market value of its securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Corporation with challenges in implementing the required processes, procedures and controls in its acquired operations. No evaluation can provide complete assurance that the Corporation’s internal control over financial reporting will detect or uncover all failures of persons within the Corporation to disclose material information otherwise required to be reported. The effectiveness of the Corporation’s processes, procedures and controls could also be limited by simple errors or faulty judgments. Although the Corporation intends to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, there is no certainty that it will be successful in complying with Section 404 of SOX.

Summary of Resources

The following table sets forth the estimated resources for the Corporation’s mineral properties:

Category[1,2,8]	Property	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Contained Ag (oz)

Indicated	Bellekeno Deposit3&4	262,000	585	n/a	3.5%	5.3%	4,927,000
	Lucky Queen Deposit3&5	132,300	1,167	0.2	2.4%	1.6%	4,964,000
	Flame & Moth Deposit3&5	1,679,000	498	0.4	1.9%	5.3%	26,883,000
	Onek3&5	700,200	191	0.6	1.2%	11.9%	4,300,000
	Bermingham3&5	858,000	628	0.1	2.4%	1.7%	17,324,000
	Total Indicated – Sub-Surface	3,631,500	500	0.3	2.0%	5.6%	58,398,000
	Elsa Tailings[6]	2,490,000	119	0.1	1.0%	0.7%	9,527,000
	Total Indicated – All Deposits	6,121,500	345	0.3	1.6%	3.6%	67,925,000

Inferred	Bellekeno Deposit3&4	243,000	428	n/a	4.1%	5.1%	3,344,000
	Lucky Queen Deposit3&5	257,900	473	0.1	1.0%	0.8%	3,922,000
	Flame & Moth Deposit3&5	365,200	356	0.3	0.5%	4.3%	4,180,000
	Onek3&5	285,100	118	0.4	1.2%	8.3%	1,082,000
	Bermingham3&5	220,000	770	0.2	2.1%	2.2%	5,446,000
	Total Inferred	1,371,200	408	0.2	1.6%	4.3%	17,974,000

Historical	Silver King[7]
Resources	- Proven, probable and indicated	99,000	1,354	n/a	1.6%	0.1%	4,310,000
	- Inferred	22,500	1,456	n/a	0.1%	n/a	1,057,000

Notes:

1.	All mineral resources are classified following the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014), in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and the guidelines of NI 43-101.
2.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All numbers have been rounded to reflect the relative accuracy of the estimates.
3.	The Keno Hill Silver District is comprised of five deposits: Bellekeno, Lucky Queen and Flame & Moth, Onek and Bermingham, of which Bellekeno, Lucky Queen, Flame & Moth and Bermingham are incorporated into the current mine plan outlined in the technical report filed on SEDAR dated March 29, 2017 entitled “Preliminary Economic Assessment of the Keno Hill Silver District Project, Yukon, Canada”. The mineral resource estimates for the project are supported by disclosure in the news release dated March 29, 2017 entitled “Alexco and Silver Wheaton Amend Silver Purchase Agreement and Alexco Announces Positive Preliminary Economic Assessment for Expanded Silver Production at Keno Hill”.
4.	The resource estimates for the Bellekeno deposit are based on a geologic resource estimate having an effective date of September 30, 2012. The Bellekeno indicated mineral resources are as at September 30, 2013, and reflect the geologic resource less estimated subsequent depletion from mine production.
5.	The resource estimates for the Lucky Queen, Flame & Moth, Onek and Bermingham deposits have an effective date of January 3, 2017.
6.	The resource estimate for the Elsa Tailings has an effective date of April 22, 2010, and is supported by the technical report dated June 16, 2010 entitled “Mineral Resource Estimation, Elsa Tailings Project, Yukon, Canada”.
7.	Historical resources for Silver King are supported by disclosure in the news release dated March 29, 2017 entitled “Alexco and Silver Wheaton Amend Silver Purchase Agreement and Alexco Announces Positive Preliminary Economic Assessment for Expanded Silver Production at Keno Hill”.
8.	The disclosure regarding the summary of estimated resources for Alexco’s mineral properties within the Keno Hill District has been reviewed and approved by Scott Smith, P.Eng., Mine Manager and a Qualified Person as defined by NI 43-101.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws (together, “forward-looking statements”) concerning the Corporation's business plans, including but not limited to anticipated results and developments in the Corporation’s operations in future periods, planned exploration and development of its mineral properties, plans related to its business and other matters that may occur in the future, made as of the date of this MD&A.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities, the requirements for additional capital and sources and uses of funds. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, but are not limited to, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services operations; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Furthermore, forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Corporation or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to those referred to in this MD&A under the heading “Risk Factors” and elsewhere.

Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this AIF, the Corporation has applied several material assumptions, including, but not limited to, the assumption that: (1) additional financing needed for the capacity related refund under the silver purchase agreement with Wheaton will be available on reasonable terms; (2) additional financing needed for further exploration and development work on the Corporation's properties will be available on reasonable terms; (3) the proposed development of its mineral projects will be viable operationally and economically and proceed as planned; (4) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will not be materially lower than those estimated by management in preparing the annual financial statements for the year ended December 31, 2017; (5) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will be materially consistent with or more favourable than those anticipated in the PEA (as defined under "Description of the Business – KHSD Property"); (6) the actual nature, size and grade of its mineral resources are materially consistent with the resource estimates reported in the supporting technical reports; (7) labor and other industry services will be available to the Corporation at prices consistent with internal estimates; (8) the continuances of existing and, in certain circumstances, proposed tax and royalty regimes; and (9) that other parties will continue to meet and satisfy their contractual obligations to the Corporation. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Other material factors and assumptions are discussed throughout this MD&A and, in particular, under both “Critical Accounting Estimates” and “Risk Factors”.

The Corporation's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and should not be relied on as representing the Corporation's views on any subsequent date. While the Corporation anticipates that subsequent events may cause its views to change, the Corporation specifically disclaims any intention or any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission’s (“SEC”) Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, mineralization cannot be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally extracted at the time the reserve determination is made. As applied under SEC Industry Guide 7, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and all necessary permits and government authorizations must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of a mineral deposit in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information concerning mineral deposits contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Alexco Resource Corp. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to acquisitions and dispositions of Alexco’s assets;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian generally accepted accounting principles, and that Alexco receipts and expenditures are made only in accordance with authorizations of management and Alexco’s directors; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alexco assets that could have a material effect on Alexco’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Alexco’s internal control over financial reporting as at December 31, 2017, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that Alexco’s internal control over financial reporting was effective as at December 31, 2017.

“Clynton R. Nauman”	“Michael Clark”
(signed)	(signed)

Clynton R. Nauman	Michael Clark
Chairman and Chief Executive Officer	Chief Financial Officer

March 14, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Alexco Resource Corp.

Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheets of Alexco Resource Corp. and its subsidiaries, (together, the Company) as of December 31, 2017 and 2016, and the related consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and their financial performance and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Vancouver, Canada

March 14, 2018

We have served as the Company's auditor since 2005.

ALEXCO RESOURCE CORP.

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31

(expressed in thousands of Canadian dollars)

	Note	2017	2016

ASSETS

Current Assets
Cash and cash equivalents	6	$17,906	$20,382
Accounts and other receivables	7	2,086	2,938
Restricted cash and deposits	8	499	-
Investments	9	728	1,691
Inventories	10	646	151
Prepaid expenses and other		538	401
		22,403	25,563

Non-Current Assets
Restricted cash and deposits	8	6,593	6,948
Investments	9	1,027	-
Inventories	10	4,743	5,110
Property, plant and equipment	11	14,139	13,967
Mineral properties	12	74,816	65,849
Intangible assets		115	195

Total Assets		$123,836	$117,632

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	13	$3,601	$1,832
Environmental services contract loss provision		25	121
Deferred revenue		87	167
Flow-through share premium pending renunciation		276	-
		3,989	2,120
Non-Current Liabilities
Environmental services contract loss provision		101	156
Deferred revenue		109	170
Silver streaming interest	14	11,518	18,118
Decommissioning and rehabilitation provision	15	5,055	4,955
Deferred income tax liabilities, net	19	3,004	1,440

Total Liabilities		23,776	26,959

Shareholders' Equity		100,060	90,673

Total Liabilities and Shareholders' Equity		$123,836	$117,632

COMMITMENTS	25
SUBSEQUENT EVENTS	26

APPROVED ON BEHALF OF

THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“Elaine Sanders”
(signed)	(signed)

Director	Director

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31

(expressed in thousands of Canadian dollars, except per share
and share amounts)	Note	2017	2016

Revenues
Environmental Services Revenue		10,732	11,361

Cost of Sales
Environmental Services Costs		6,732	8,495

Total gross profit		4,000	2,866

General and administrative expenses	17	10,942	7,514
Mine site care and maintenance	18	1,723	1,954
		12,448	9,468

Operating Loss		(8,665)	(6,602)

Other Income (Expenses)
Other income and finance costs		184	30
Gain on investments	9	1,341	2,742
Foreign exchange (loss) gain		964	(137)

Loss Before Taxes		(6,176)	(3,967)

Income Tax Provision
Current	19	-	2
Deferred	19	1,472	390

Net Loss		(7,648)	(4,359)

Other Comprehensive Income (Loss)
Items that may be reclassified subsequently to net income (loss)
Cumulative translation adjustments, net of tax		(564)	24
Unrealized gain on available-for-sale investments, net of tax		241	1,530
Recycle of gain on available-for-sale to income, net of tax		(344)	(1,306)
Other Comprehensive Income (Loss)		(667)	248

Total Comprehensive Loss		$(8,315)	$(4,111)

Basic and diluted loss per common share		$(0.08)	$(0.05)

Weighted average number of common shares outstanding		98,486,437	86,475,882

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

(expressed in thousands of Canadian dollars)	2017	2016

Cash Flows used in Operating Activities
Net loss	$(7,648)	$(4,359)
Items not affecting cash from operations:
Deferred revenue	(142)	(382)
Environmental services contract loss provision	(152)	(49)
Depreciation of property, plant and equipment	1,558	1,964
Amortization of intangible assets	76	112
Share-based compensation expense	2,359	1,095
Finance costs, foreign exchange and other	(1,418)	72
Realized gain on disposition of investments	(1,204)	(1,530)
Unrealized gain on investments	(632)	(1,212)
Advisory fees paid in shares	500	-
Deferred income tax provision	1,472	390

Changes in non-cash working capital balances related to operations
(Increase) decrease in accounts and other receivables	849	(450)
Increase in inventories	(129)	(15)
(Increase) decrease in prepaid expenses and other current assets	(140)	6
Increase (decrease) in accounts payable and accrued liabilities	599	(252)
Increase (decrease) in income taxes payable	(2)	2

	(4,054)	(4,608)

Cash Flows used in Investing Activities
Expenditures on mining operations properties	(143)	(264)
Expenditures on exploration and evaluation properties	(7,012)	(5,017)
Purchase of property, plant and equipment	(1,982)	(63)
Proceeds from disposal of available for-sale-investments	2,003	1,778
Release of security from remediation services agreement	-	3,873
Increase in restricted cash for decommissioning obligations	(195)	(1,991)

	(7,329)	(1,684)

Cash Flows from Financing Activities
Proceeds from issuance of shares	9,043	13,008
Issuance costs	(716)	(936)
Proceeds from exercise of warrants	418	6,208
Proceeds from exercise of stock options	162	231

	8,907	18,511

Increase (decrease) in Cash and Cash Equivalents	(2,476)	12,219
Cash and Cash Equivalents - Beginning of Year	20,382	8,163

Cash and Cash Equivalents - End of Year	17,906	20,382

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(expressed in thousands of Canadian dollars)

	Common Shares
	Number of Shares	Amount	Warrants	Share Options and RSU's	Contributed Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total

Balance - December 31, 2016	92,950,194	$186,952	$2,134	$7,216	$12,880	$(118,045)	$(464)	$90,673

Net loss	-	-	-	-	-	(7,648)	-	(7,648)
Other comprehensive income	-	-	-	-	-	-	(667)	(667)
Share-based compensation expense recognized	-	-	-	2,728	-	-	-	2,728
Equity offering, net of issuance costs	4,205,820	7,222	72	-	-	-	-	7,294
Shares issued - advisory fees	250,000	500	-	-	-	-	-	500
Shares issued - consideration for Wheaton (note 8)	3,000,000	6,600	-	-	-	-	-	6,600
Exercise of share options	126,340	240	-	(78)	-	-	-	162
Exercise of warrants	458,878	532	(114)	-	-	-	-	418
Share options forfeited or expired	-	-	-	(2,863)	2,863	-	-	-
Release of RSU settlement shares	289,618	343	-	(343)	-	-	-	-

Balance - December 31, 2017	101,280,850	$202,389	$2,092	$6,660	$15,743	$(125,693)	$(1,131)	$100,060

Balance - December 31, 2015	77,226,026	$168,585	$1,405	$7,378	$12,063	$(113,686)	$(712)	$75,033

Net loss	-	-	-	-	-	(4,359)	-	(4,359)
Other comprehensive income	-	-	-	-	-	-	248	248
Share-based compensation expense recognized	-	-	-	1,231	-	-	-	1,231
Equity offering, net of issuance costs	10,839,972	9,765	2,317	-	-	-	-	12,082
Exercise of share options	316,669	341	-	(111)	-	-	-	230
Exercise of warrants	4,364,575	7,796	(1,588)	-	-	-	-	6,208
Share options forfeited or expired	-	-	-	(817)	817	-	-	-
Release of RSU settlement shares	202,952	465	-	(465)	-	-	-	-

Balance - December 31, 2016	92,950,194	$186,952	$2,134	$7,216	$12,880	$(118,045)	$(464)	$90,673

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	Description of Business and Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation operates two principal businesses: a mining business, comprised of mineral exploration and mine development in Canada, located in the Yukon Territory; and through Alexco Environmental Group (“AEG”), an environmental services business, providing consulting, remediation solutions and project management services in respect of environmental permitting and compliance and site remediation, in Canada and the United States.

The Corporation is in the process of exploring and developing its mineral properties. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with common industry practice to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties are based on costs incurred to date, adjusted for depletion and impairments, and do not necessarily represent present or future values.

In September 2013, Bellekeno mining operations were suspended in light of a sharply reduced silver price environment and have remained on care maintenance since then.

Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE American Stock Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, BC, Canada, V7X 1M9.

2.	Basis of Preparation and Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and were approved for issue by the Board of Directors on March 14, 2018.

These consolidated financial statements have been prepared on a going concern basis under the historical cost method, except for derivative financial instruments and certain financial assets which have been measured at fair value. All figures are expressed in Canadian dollars unless otherwise indicated.

3.	Summary of Significant Accounting Policies

The significant accounting policies used in the preparation of these financial statements are summarized below.

(a)	Basis of Consolidation

The Corporation’s consolidated financial statements include the accounts of the Corporation and its subsidiaries. Subsidiaries are entities controlled by the Corporation, where control is achieved by the Corporation being exposed to, or having rights to, variable returns from its involvement with the entity and having the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is obtained by Alexco, and are de-consolidated from the date that control ceases.

The following subsidiaries have been consolidated for all dates presented within these financial statements, and are wholly owned: Alexco Keno Hill Mining Corp. (formerly Alexco Resource Canada Corp., formerly 650399 B.C. Ltd.), Elsa Reclamation & Development Corporation Ltd. (“ERDC”), Alexco Exploration Canada Corp., Alexco Environmental Group Inc. (formerly Access Mining Consultants Ltd.), Alexco Environmental Group Holdings Inc. and Alexco Water and Environment Inc. (“AWE”). During the period January 1, 2017 through December 28, 2017 amounts from Alexco Environmental (US) Group Inc. (“AEG US”) and Alexco Financial Guarantee Corp. (“AFGC”) (together referred to as “AEG US Group”) were consolidated by the Corporation. All significant inter-company transactions, balances, income and expenses are eliminated on consolidation.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(b)	Cash and Cash Equivalents

Cash and cash equivalents are unrestricted as to use and consist of cash on hand, demand deposits and short term interest-bearing investments with maturities of 90 days or less from the original date of acquisition and which can readily be liquidated to known amounts of cash. Redeemable interest bearing investments with maturities of up to one year are considered cash equivalents if they can readily be liquidated at any point in time to known amounts of cash and they are redeemable thereafter until maturity for invested value plus accrued interest.

(c)	Inventories

Inventories include ore in stockpiles, concentrate and materials and supplies. Ore in stockpiles and concentrate are recorded at the lower of weighted average cost and net realizable value. Cost comprises all mining and processing costs incurred, including labor, consumables, production-related overheads, depreciation of production-related property, plant and equipment and depletion of related mineral properties. Net realizable value is estimated at the selling price in the ordinary course of business less applicable variable selling expenses. Materials and supplies are valued at the lower of cost and replacement cost, costs based on landed cost of purchase, net of a provision for obsolescence where applicable.

When inventories have been written down to net realizable value, a new assessment of net realizable value is made in each subsequent period. When circumstances that caused the write-down no longer exist or when there is clear evidence of an increase in net realizable value, the amount of the write down is reversed.

(d)	Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment write-downs. The cost capitalized is determined by the fair value of consideration given to acquire the asset at the time of acquisition or construction, the direct cost of bringing the asset to the condition necessary for operation, and the estimated future cost of decommissioning and removing the asset. Repairs and maintenance expenditures are charged to operations, while major improvements and replacements which extend the useful life of an asset are capitalized.

Depreciation of property, plant and equipment is calculated using the following methods:

Heavy machinery and equipment	5 years straight-line
Land and buildings	20 years straight-line
Leasehold improvements & Other	Over the term of lease, and 2 – 5 years straight-line
Roads, Camp and other site infrastructure	5 -10 years straight-line
Ore-processing mill components	Variously between 5 and 30 years straight-line

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other gains or losses in earnings.

(e)	Mineral Properties

Exploration and Evaluation Properties

The Corporation capitalizes exploration and evaluation expenses at cost for expenditures incurred after it has obtained legal rights to explore a specific area and before technical feasibility and commercial viability of extracting mineral resources are demonstrable.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

All direct and indirect costs relating to the exploration of specific properties with the objective of locating, defining and delineating the resource potential of the mineral interests on specific properties are capitalized as exploration and evaluation assets, net of any directly attributable recoveries recognized, such as exploration or investment tax credits.

At each reporting date, exploration and evaluation assets are evaluated and classified as mining operations assets upon completion of technical feasibility and determination of commercial viability.

Mining Operations Properties

Mining operations properties are recorded at cost on a property-by-property basis. The recorded cost of mining operations properties is based on acquisition costs incurred to date, including capitalized exploration and evaluation costs and capitalized development costs, less depletion, recoveries and write-offs. Capitalized development costs include costs incurred to establish access to mineable resources where such costs are expected to provide a long-term economic benefit, as well as operating costs incurred, net of the proceeds from any sales generated, prior to the time the property achieves commercial production.

Depletion of mining operations properties is calculated on the units-of-production basis using estimated mine plan resources, such resources being those defined in the mine plan on which the applicable mining activity is based. The mine plan resources for such purpose are generally as described in an economic analysis supported by a technical report compliant with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects.

(f)	Intangible Assets

Customer relationships, rights to provide services and database assets acquired through business combinations, and acquired patents, are recorded at fair value at acquisition date. All of the Corporation’s intangible assets have finite useful lives, and are amortized using the straight-line method over their expected useful lives.

(g)	Impairment of Non-Current Non-Financial Assets

The carrying amounts of non-current non-financial assets are reviewed and evaluated for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. Non-current non-financial assets include property, plant, equipment, mineral properties and finite-life intangible assets. If the recoverable amount is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to recoverable value.

The recoverable amount is the higher of an asset’s “fair value less cost of disposal” and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined, with a cash-generating unit being the smallest identifiable group of assets and liabilities that generate cash inflows independent from other assets. Exploration and evaluation assets are each separately assessed for impairment, and are not allocated by the Corporation to a cash generating unit (“CGU”) for impairment assessment purposes. “Fair value less cost of disposal” is determined as the amount that would be obtained from the sale of the asset or cash-generating unit in an arm’s length transaction between knowledgeable and willing parties. In assessing “value-in-use”, the future cash flows expected to arise from the continuing use of the asset or cash-generating unit in its present form are estimated using assumptions that an independent market participant would consider appropriate, and are then discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset or unit.

Where conditions that gave rise to a recognized impairment loss are subsequently reversed, the amount of such reversal is recognized into earnings immediately, though is limited such that the revised carrying amount of the asset or cash-generating unit does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash generating unit.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(h)	Provisions

General

Provisions are recorded when a present legal or constructive obligation exists as a result of past events, where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

The expense relating to any provision is presented in profit or loss net of any reimbursement. Provisions are discounted using a current risk-free pre-tax rate that reflects where appropriate the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Decommissioning and Rehabilitation Provision

The Corporation recognizes a decommissioning and rehabilitation provision for statutory, contractual, constructive or legal obligations to undertake reclamation and closure activities associated with property, plant, equipment and mineral properties, generally at the time that an environmental or other site disturbance occurs or a constructive obligation for reclamation and closure activities is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Provisions are measured at the present value of the expected future expenditures required to settle the obligation, using a risk-free pre-tax discount rate reflecting the time value of money and risks specific to the liability. The liability is increased for the passage of time, and adjusted for changes to the current market-based risk-free discount rate as well as changes in the estimated amount or timing of the expected future expenditures. The associated restoration costs are capitalized as part of the carrying amount of the related asset and then depreciated accordingly.

(i)	Revenue Recognition

All revenue is measured at the fair value of the consideration received or receivable when the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Corporation, and is subject to the provision that ultimate collection be reasonably assured at the time of recognition.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Revenue from environmental services is recognized with reference to the stage of completion, based on an output appropriate to the particular service contract, such as performance of agreed service deliverables, or provision of billable hours under straight hourly bill contracts. Payments received prior to recognition of the related revenue are recorded as deferred revenue.

(j)	Share-Based Compensation and Payments

The cost of incentive share options and other equity-settled share-based compensation and payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period. With respect to incentive share options, grant-date fair value is measured using the Black-Scholes option pricing model. With respect to restricted share units, grant-date fair value is determined by reference to the share price of the Corporation at the date of grant. Where share-based compensation awards are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant-date fair value. Share-based compensation expense is recognized over the tranche’s vesting period by a charge to earnings, based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

(k)	Flow-Through Shares

The proceeds from the offering of flow-through shares are allocated between the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the market value of the shares and the amount the investors pay for the flow-through shares. A liability is recognized for the premium paid by the investors and is then recognized in the results of operations in the period the eligible exploration expenditures are incurred.

(l)	Warrants

When the Corporation issues units that are comprised of a combination of shares and warrants, the value is assigned to shares and warrants based on their relative fair values. The fair value of the shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model.

(m)	Current and Deferred Income Taxes

Income tax expense comprises current and deferred income taxes. Current and deferred income taxes are recognized in profit or loss except to the extent that they relate to a business combination or to items recognized directly in equity or in other comprehensive income.

Current income taxes are the expected taxes payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to taxes payable in respect of previous periods.

Deferred income taxes are recognized using the liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. However, deferred income taxes are not recognized if they arise from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit nor loss. Deferred income taxes are determined using tax rates and laws that have been enacted or substantively enacted at the reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets and liabilities are presented as non-current in the financial statements.

Deferred income tax assets and liabilities are offset if there is a legally enforceable right of offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the assets can be utilized.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(n)	Translation of Foreign Currencies

The financial statements of each entity in the group are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars.

The functional currency of all entities in the Corporation group other than AWE is the Canadian dollar, while the functional currency of AWE is the United States dollar. The financial statements of AWE are translated into the Canadian dollar presentation currency using the current rate method as follows:

•	Assets and liabilities – at the closing rate at the date of the statement of financial position.

•	Income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates).

•	All resulting changes are recognized in other comprehensive income as cumulative translation adjustments.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in other comprehensive income.

When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary is reallocated between controlling and non-controlling interests.

(o)	Earnings or Loss Per Share

Basic earnings per share is calculated by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings (loss) per share is calculated using the treasury share method whereby all “in the money” options, warrants and equivalents are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period.

(p)	Financial Instruments

Financial assets and financial liabilities, including derivative instruments, are initially recognized at fair value on the balance sheet when the Corporation becomes a party to their contractual provisions. Measurement in subsequent periods depends on the financial instrument’s classification.

Loans and Receivables

Cash and cash equivalents and accounts and other receivables (other than embedded derivatives) are measured at amortized cost. Where necessary, accounts and other receivables are recorded net of allowances for uncollectible amounts.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Financial Assets at Fair Value Through Profit or Loss

Derivative instruments, including embedded derivatives included within accounts receivable arising from sales of concentrates, are classified as fair value through profit or loss and accordingly are measured at fair value. Unrealized gains and losses on embedded derivatives arising from the sale of concentrates are recognized as adjustments to revenue. Unrealized gains and losses on other derivatives, if any, are recorded as part of other gains or losses in earnings.

Held-to-Maturity Investments

Investments, including term deposits not included in cash equivalents, with fixed or determinable payments and fixed maturity and which the Corporation has the intention and ability to hold to maturity are classified as held to maturity and thus are measured at amortized cost using the effective interest method.

Available-for-Sale Financial Assets

Investments are designated as available-for-sale and measured at fair value, with unrealized and realized gains and losses recognized in other comprehensive income. Available-for-sale investments are recorded as current assets unless management intends to hold them for a period longer than twelve months from the balance sheet date.

Financial Liabilities

Financial liabilities include accounts payable and accrued liabilities, and are measured at amortized cost using the effective interest method. Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

Impairment and Uncollectibility of Financial Assets

At each reporting date, the Corporation assesses whether there is objective evidence of impairment of any financial asset measured at other than fair value, or available for sale financial assets where a decline in fair value has been recognized in other comprehensive income. If such evidence exists, the Corporation recognizes an impairment loss.

Impairment losses on financial assets carried at amortized cost or a debt instrument carried as available-for-sale are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. Impairments relating to investments in available-for-sale equity instruments are not reversed through profit or loss.

(q)	Fair Value Measurement

Where fair value is used to measure assets and liabilities in preparing these financial statements, it is estimated at the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions. Fair values are determined from inputs that are classified within the fair value hierarchy defined under IFRS as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3 – Inputs for the asset or liability that are unobservable

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

4.	New and Revised Accounting Standards

A number of new standards and amendments to standards and interpretations that have been issued but are not yet effective:

IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change for liabilities is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income (loss) rather than in net earnings. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

We have concluded that this standard will not have a material effect on our financial statements.

We have made the irrevocable classification choice to record fair value changes on our available-for-sale investments in other comprehensive income. This election will result in a reclassification of $nil from our retained earnings to accumulated other comprehensive income (loss), all within equity, on January 1, 2018.

IFRS 15, Revenue from Contracts with Customers deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. IFRS 15 also requires enhanced disclosures about revenue to help investors better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers.The standard replaces IAS 18, Revenue and IAS 11, Construction contracts and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

In 2013, the Corporation put the previously operating Keno Hill District (“District”) on care and maintenance, where it has remained since that date. When the District resumes mining operations, we will review the sales contracts in place and assess the effects of the new standard.

We have substantially completed our analysis of IFRS 15 and the effect the adoption will have on our financial statements.  Management’s primary focus was evaluating contracts under our Environmental Services business, as this is currently our primary source of revenue. Based on this analysis, we do not anticipate significant changes to the timing and amount of our revenue recognition related to from environmental services under IFRS 15, as the majority of our contracts contain a single performance obligation. Consequently, consistent with our existing policy, revenue will be recognized “over time”, as the services are provided.

We have also assessed the impact of IFRS 15 on our silver streaming arrangement with Wheaton Precious Metals Corp. (“Wheaton”), as described in Note 14.  At the date the transaction was completed, we determined that the contract is a sale of a mineral interest and a related contract to provide extraction services.   Under our existing policy, we apply the provisions of IFRS 6, which allows for an accounting policy choice to either apply the proceeds received as a credit to the carrying value of the exploration and evaluation (“E&E”) asset, or account for the transaction as a partial sale, with deferral of the gain, to be recognised on a units-of-production sold basis. Upon the effective date of IFRS 15, the company will continue to apply IFRS 6, as permitted, but as a result, will elect the policy to apply the proceeds received as a credit to the carrying value of the E&E asset. Management believes this approach to be more relevant and reliable.

Specifically, advance payments received under the Wheaton contract will be accounted for as follows:

•	The USD $50,000,000 initial deposit recorded as consideration will be applied against the carrying value of the mineral interest, with no gain or loss being recorded; and

•	Revenue from extraction services will be recognized using a transaction price of US$3.90/oz, which is considered the stand-alone selling price of those services at the inception of the contract.

In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Corporation is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

In June 2017, the IFRS Interpretation Committee issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12 Income Taxes are applied where there is uncertainty over income tax treatments. IFRIC 23 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively with early adoption permitted. The Corporation is in the process of assessing the impact of IFRIC 23 on the consolidated financial statements.

There are no other IFRS’s or International Financial Reporting Interpretations Committee (“IFRIC”) interpretations that are not yet effective that are expected to have a material impact on the Corporation.

5.	Critical Judgements and Major Sources of Estimation Uncertainty

The preparation of the consolidated financial statements requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. The estimates management makes in this regard include those regarding future commodity prices and foreign currency exchange rates, which are an important component of several estimates and assumptions management must make in preparing the financial statements, including but not limited to estimations and assumptions regarding the evaluation of the carrying amount of mineral properties and other assets, the estimation of decommissioning and rehabilitation provisions, the estimation of revenues and the value of the embedded derivative related to sales of concentrate, and the estimation of the net realizable value of inventories. Management bases its estimates of future commodity prices and foreign currency exchange rates primarily on consensus investment analyst forecasts, which are tracked and updated as published on generally a quarterly basis. Actual outcomes can differ from these estimates.

The most significant judgments and estimates made by management in preparing the Corporation’s financial statements are described as follows:

•	Mineral Resources

The determination of the Corporation’s estimated mineral resources by appropriately qualified persons requires significant judgements regarding the interpretation of complex geological and engineering data including the size, depth, shape and nature of the deposit and anticipated plans for mining, as well as estimates of future commodity prices, foreign exchange rates, capital requirements and production costs. These mineral resource estimates are used in many determinations required to prepare the Corporation’s financial statements, including evaluating the recoverability of the carrying amount of its non-current non-financial assets and estimating amounts of future taxable income in determining whether to record a deferred tax asset.

•	Impairment and Impairment Reversals of Non-Current Non-Financial Assets

The Corporation reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment and impairment reversals when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable or previous impairment losses may become recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and estimation uncertainties that may further affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets.

Management has assessed indicators of impairment and impairment reversals on the Corporation’s non-current non-financial assets and has concluded that no impairment or impairment reversal indicators exists as of December 31, 2017.

•	Decommissioning and Rehabilitation Provision

Management’s determination of the Corporation’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. Significant judgements must be made when determining such reclamation and closure activities and measures required and potentially required.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

•	Fair value of derivatives

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a method of valuation and makes estimates of specific model inputs that are based on conditions existing at the end of each reporting period. Refer to Note 14 for further details on the methods and assumptions associated with the measurement of the embedded derivative within the Silver Streaming Interest.

6.	Cash and Cash Equivalents

	December 31 2017	December 31 2016

Cash at bank and on hand	$6,019	$6,484
Short-term bank deposits	11,887	13,898

	$17,906	$20,382

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

7.	Accounts and Other Receivables

	December 31 2017	December 31 2016

Trade receivables	$1,988	$2,760
Interest and other	99	179
Less: allowance for doubtful accounts	(1)	(1)

	$2,086	$2,938

8.	Restricted Cash and Deposits

	December 31 2017	December 31 2016

Security for remediation services agreement	$499	$534
Security for decommissioning obligations	6,507	6,328
Other	86	86

Restricted cash and deposits	7,092	6,948

Less: Current portion	499	-

	$6,593	$6,948

Security for remediation services agreement of $499,000 (US$398,000) as at December 31, 2017 (2016 -$534,000; US$398,000) represents security that has been posted in support of a cost and environmental performance commitment provided under an environmental consulting and remediation services agreement with a third party customer. Subject to consent from third parties, this security is expected to be released within twelve months.

Security for decommissioning obligations of $6,507,000 as at December 31, 2017 (2016 - $6,328,000) represents security for costs that are expected to be required in respect of future reclamation and closure activities at the end of the life of the Bellekeno, Flame & Moth, Lucky Queen and Onek deposits.

9.	Investments

	December 31 2017	December 31 2016

Common shares held	$673	$365
Warrants held	1,082	1,326

Investments	1,755	1,691
Less: Current Portion	728	1,691

	$1,027	$-

As of December 31, 2017, the common shares held consist of 4,775,000 common shares of Banyan Gold Corp. (“Banyan”) (December 31, 2016 – nil) and 300,000 common shares of Golden Predator Mining Corp. (“Golden Predator”) (December 31, 2016 – 473,500). As of December 31, 2017, the warrants held consist of 4,375,000 warrants of Banyan (December 31, 2016 – nil) with an exercise price of $0.115 and 1,425,000 warrants of Golden Predator (December 31, 2016 – 2,125,000) with exercise prices ranging between $0.15 and $1.00 per share.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

During the year ended December 31, 2017, the Corporation recorded a pre-tax gain on investments in the amount of the $1,341,000 (2016 - $1,530,000). The gain on investments for the year ended December 31, 2017 consists of a realized pre-tax gain on the sale of Golden Predator shares in the amount $1,204,000 (2016 – $111,000) and a fair value measurement adjustment on warrants held in Banyan and Golden Predator in the amount of $137,000 (2016 – $224,000).

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

10.	Inventories

	December 31 2017	December 31 2016

Ore in stockpiles and mining supplies	$4,743	$5,110
Materials and supplies	646	151

Inventory	5,389	5,261

Less: Current portion	646	151

	$4,743	$5,110

11.	Property, Plant and Equipment

Cost	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2015	$1,364	$5,213	$20,402	$6,707	$1,322	$35,008
Additions	-	-	-	-	72	72
Decommission change in estimate	-	-	(106)	-	-	(106)
Disposals	-	-	-	(55)	-	(55)

December 31, 2016	$1,364	$5,213	$20,296	$6,652	$1,394	$34,919
Additions	345	14	13	1,594	34	2,000

December 31, 2017	$1,709	$5,227	$20,309	$8,246	$1,428	$36,919

Accumulated Depreciation	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2015	$215	$3,946	$7,788	$5,759	$1,208	$18,916
Depreciation	60	410	1,040	542	31	2,083
Disposal	-	-	-	(47)	-	(47)

December 31, 2016	$275	$4,356	$8,828	$6,254	$1,239	$20,952
Depreciation	75	286	1,040	384	43	1,828

December 31, 2017	$350	$4,642	$9,868	$6,638	$1,282	$22,780

Net book Value	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2016	$1,089	$857	$11,468	$398	$155	$13,967

December 31, 2017	$1,359	$585	$10,441	$1,608	$146	$14,139

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

During the year ended December 31, 2017, the Corporation recorded total depreciation of property, plant and equipment of $1,828,000 (2016 – $2,083,000), of which $1,563,000 (2016 – $1,964,000) has been charged to income with $142,000 (2016 – $246,000) recorded in environmental services cost of sales and $1,421,000 (2016 – $1,718,000) reflected under general expenses and mine site care and maintenance.

Of the balance, $265,000 (2016 – $119,000) was related to property, plant and equipment used in exploration activities and has been capitalized to mineral properties.

12.	Mineral Properties

	December 31 2016	Expenditures Incurred	December 31 2017

Mineral Properties
Keno Hill District Properties
Bellekeno	$8,804	$76	$8,880
Lucky Queen	2,113	130	2,243
Onek	321	16	337
McQuesten (i)	3,814	73	3,886
Silver King	7,154	-	7,154
Flame & Moth	21,966	489	22,455
Bermingham	15,193	8,184	23,377
Elsa Tailings	884	-	884
Other Keno Hill Properties	5,410	-	5,410
Other	190	-	190

Total	$65,849	$8,967	$74,816

	December 31 2015	Expenditures Incurred	December 31 2016

Mineral Properties
Keno Hill District Properties
Bellekeno	$8,833	$(29)	$8,804
Lucky Queen	1,958	155	2,113
Onek	289	32	321
McQuesten(i)	3,794	20	3,814
Silver King	7,154	-	7,154
Flame & Moth	20,912	1,054	21,966
Bermingham	11,059	4,134	15,193
Elsa Tailings	884	-	884
Other Keno Hill Properties	5,410	-	5,410
Other	190	-	190

Total	$60,483	$5,366	$65,849

(i)	Effective May 24, 2017, the Corporation entered into an Option Agreement with Banyan Gold Corp. (“Banyan”) to option up to 100% the McQuesten property. In three stages, Banyan may earn up to 100% of the McQuesten property, by incurring a minimum of $2,600,000 in exploration expenditures ($338,954 incurred), issue 1,600,000 shares (400,000 shares issued), pay a total of $2,600,000 in cash or shares and grant Alexco a 6% net smelter return (“NSR”) royalty with buybacks totalling $7,000,000 to reduce to a 1% NSR royalty on gold and 3% NSR royalty on silver. Any payments received are credited against the mineral property.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

	Mining Operations Properties	Exploration and Evaluation Properties	Total

December 31, 2017
Cost	$130,387	$70,366	$200,753
Accumulated depletion and write-downs	(118,927)	(7,010)	(125,937)
Net book value	$11,460	$63,356	$74,816

December 31, 2016
Cost	$130,165	$61,621	$191,786
Accumulated depletion and write-downs	(118,927)	(7,010)	(125,937)
Net book value	$11,238	$54,611	$65,849

(a)	Keno Hill District Properties

The Corporation’s mineral interest holdings in the Keno Hill District, located in Canada’s Yukon Territory, are comprised of a number of properties.

The majority of the Corporation’s mineral rights within the Keno Hill District were purchased from the interim receiver of United Keno Hill Mines Limited and UKH Minerals Limited (collectively, “UKHM”) in 2006 and are held by ERDC. As a condition of that purchase, a separate agreement was entered into between Alexco, ERDC, the Government of Canada and the Government of Yukon (the “Subsidiary Agreement”), under which the Government of Canada indemnified ERDC and Alexco from and against all liabilities arising directly or indirectly from the pre-existing environmental condition of the former UKHM mineral rights. The Subsidiary Agreement also provided that ERDC may bring any mine into production on the former UKHM mineral rights by designating a production unit from the mineral rights relevant to that purpose and then assuming responsibility for all costs of the production unit’s water related care and maintenance and water related components of closure reclamation.

Other Subsidiary Agreement terms unchanged by the ARSA include that ERDC is required to pay into a separate reclamation trust a 1.5% net smelter return royalty, to an aggregate maximum of $4 million for all production units, from any future production from the former UKHM mineral rights, commencing once earnings from mining before interest, taxes and depreciation exceed actual exploration costs, to a maximum of $6.2 million, plus actual development and construction capital. That commencement threshold was achieved during the year ended December 31, 2013, and as at December 31, 2017 a total of $37,000 in such royalties had been paid. Additionally, a portion of any future proceeds from sales of the acquired UKHM assets must also be paid into the separate reclamation trust. Also substantially unchanged by the ARSA are the indemnification of pre-existing conditions and the right to bring any mine into production on the former UKHM mineral rights. The rights of the Government of Canada under the Subsidiary Agreement and the ARSA are supported by a general security agreement over all of the assets of ERDC.

The ARSA can be terminated at ERDC’s election should a closure reclamation plan be prepared but not accepted and approved, and at the Governments’ election should ERDC be declared in default under the ARSA.

(b)	Mining Operations on care and maintenance

The Corporation’s historical mining operations reflected production from one mine, Bellekeno, a primary silver mine with lead, zinc and gold by-products. During the second quarter of 2013, both the Lucky Queen and Onek properties were reclassified from exploration and evaluation assets to mining operations assets as a result of the receipt of remaining operating permits, though neither property has as yet been placed into production.

From September 2013, Bellekeno mining operations have been suspended in light of a low silver price environment.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Keno Hill Royalty Encumbrances

As noted above, under the Subsidiary Agreement and unchanged by the ARSA, the former UKHM mineral rights are subject to a 1.5% net smelter return royalty, to an aggregate maximum of $4 million for all production units. Certain of the Corporation’s non-UKHM mineral rights located within or proximal to the McQuesten property are subject to a net smelter return royalty ranging from 0.5% to 2%. Certain other of the non-UKHM mineral rights located within the McQuesten property are subject to a separate net smelter return royalty of 2% all of which are incorporated under the Option Agreement with Banyan. A limited number of the Corporation’s non-UKHM mineral rights located throughout the remainder of the Keno Hill District are subject to net smelter return royalties ranging from 1% to 1.5%.

13.	Accounts payable and accrued liabilities

	December 31 2017	December 31 2016

Trade payables	$1,468	$814
Accrued liabilities and other	2,133	1,016

	$3,601	$1,830

14.	Silver Streaming Interest

	December 31 2017	December 31 2016

Balance – Silver Stream Interest	$18,118	$18,118

Less: Embedded derivative asset	(6,600)	-

	$11,518	$18,118

On October 2, 2008 (with subsequent amendments on October 20, 2008, December 10, 2008, December 22, 2009, March 31, 2010, January 15, 2013, March 11, 2014 and June 16, 2014), the Corporation entered into a silver purchase agreement (the "SPA") with Wheaton under which Wheaton will receive 25% of the life of mine payable silver produced by the Corporation from its Keno Hill Silver District properties. The SPA anticipated that the initial silver deliveries would come from the Bellekeno property. Under the SPA, the Corporation received up-front deposit payments from Wheaton totaling US$50,000,000, and received further payments of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of payable silver delivered, if as and when delivered. After the initial 40 year term of the SPA, the Corporation is required to refund the balance of any advance payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Wheaton exercised its right to terminate the SPA in an event of default by the Corporation. As of September 2013, Bellekeno mining operations were suspended in light of a low silver price environment.

On March 29, 2017 the Corporation and Wheaton amended the SPA (the “Amended SPA, such that Wheaton will continue to receive 25% of the life of mine payable silver from the Keno Hill Silver District with a variable production payment based on monthly silver head grade and monthly silver spot price. The actual monthly production payment from Wheaton will be determined based on the monthly average silver head grade at the mill and the monthly average silver spot price, as determined by a grade and pricing curve with an upper ceiling grade of 1,400 grams per tonne (“g/t”) silver and price of US$25 per ounce of silver and a floor grade of 600 g/t silver and price of US$13 per ounce of silver. Additional terms of the amendment include a date for completion of the 400 tonne per day mine and mill completion test, which has now been extended to December 31, 2019. If the completion test is not satisfied by December 31, 2019, the Corporation will be required to pay a capacity related refund to Wheaton in the maximum amount of US$8,788,000, which can be further reduced by mine production and mill throughput exceeding 322 tonnes per day for a 30 day period prior to December 31, 2019.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

In consideration of the foregoing amendments, the Corporation issued 3,000,000 shares to Wheaton with a fair value of $6,600,000 (US$4,934,948). Under the terms of the Amended SPA, the original US$50,000,000 deposit was reduced by this amount. The variability in the future cash flows to be received from Wheaton upon extraction and delivery of their 25% interest of future production is considered an embedded derivative within this host contract under IAS 39, Financial Instruments. The embedded derivative asset was initially recorded at fair value based on the value of the consideration paid to Wheaton and will be re-measured at fair value on a re-occurring basis at each period end with changes in value being recorded within the Statement of Income/(loss).

As at December 31, 2017, the fair value of the embedded derivative was calculated based on the discounted future cash flows associated with the difference between the original US$3.90 per ounce production payment Wheaton would pay for each payable ounce delivered under the SPA and the new production payment under the Amended SPA which varies depending on the monthly silver head grade and silver price. The model relies upon inputs from the preliminary economic assessment (the “PEA”), such as payable ounces delivered, head grade and silver price  and will be updated as a result of updated studies, mine plans and actual production. A discount rate of 13%, representing the implied discount rate applied to the payment made under the Amended SPA was used to calculate the NPV. There were no significant changes in fair value to the underlying embedded derivative therefore there were no adjustments recorded during the year ended December 31, 2017.

15.	Decommissioning and Rehabilitation Provision

	December 31 2017	December 31 2016

Balance – beginning of year	$4,955	$5,111

(Decrease) increase due to re-estimation	37	(220)
Accretion expense, included in finance costs	63	64

Balance – end of year	$5,055	$4,955

The Corporation’s decommissioning and rehabilitation provision consists of costs expected to be incurred in respect of future reclamation and closure activities at the end of the life of the Bellekeno, Flame & Moth, Lucky Queen and Onek mines. These activities include water treatment, land rehabilitation, ongoing care and maintenance and other reclamation and closure related requirements. The $6,499,000 currently posted is included in the Corporation’s non-current restricted cash and deposits.

The total inflation adjusted estimated cash flows required to settle the decommissioning and rehabilitation provision is estimated to be $6,187,000 (2016 – $6,056,000), with the expenditures expected to be incurred substantially over the course of the next 17 years. In determining the carrying value of the decommissioning and rehabilitation provision as at December 31, 2017, the Corporation has used a risk-free discount rate of 2.11% (2016 – 2.1%) and an inflation rate of 2.0% (December 31, 2016 – 2.0%) resulting in a discounted amount of $5,055,000 (2016 – $4,955,000).

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

16.	Capital and Reserves

Shareholders’ Equity

The following share transactions took place in the year ended December 31, 2017:

1.	On May 30, 2017, the Corporation completed a bought deal financing and issued 4,205,820 flow-through common shares on a private placement basis at a price of $2.15 per share for aggregate gross proceeds of $9,042,513. Share issuance costs were $788,000 including non-cash items of $72,000 related to the valuation of broker warrants;

2.	126,339 stock options were exercised for proceeds of $162,000;

3.	463,078 warrants were exercised for proceeds of $418,000;

4.	289,626 common shares were issued from treasury upon vesting of restricted share units (“RSUs”);

5.	3,000,000 common shares were issued from treasury in consideration to Wheaton for amending the silver stream agreement (see Note 14); and

6.	250,000 common shares were issued from treasury for advisory services rendered (see Note 14).

On July 29, 2016 the Corporation filed a short form base shelf prospectus with the securities commissions in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and a corresponding amendment to its registration statement on Form F-10 (Registration Statement) with the United States Securities and Exchange Commission (SEC) under the U.S./Canada Multijurisdictional Disclosure System, which would allow the Corporation to make offerings of common shares, warrants, subscription receipts and/or units up to an aggregate total of $50,000,000 during the 25-month period following July 29, 2016.

The changes in warrants outstanding are summarized as follows:

Expiry Date	Exercise Price	Balance at December 31, 2016	Issued	Exercised	Balance at December 31, 2017
December 8, 2017	$0.53	323,362	-	(323,362)	-
May 17, 2018	$1.75	5,008,336	-	(139,716)	4,868,620
May 17, 2018	$1.49	60,900	-	-	60,900
May 30, 2019	$2.15	-	126,174	-	126,174

	$1.76	5,392,598	126,174	(463,078)	5,055,694

The following share transactions took place in the year ended December 31, 2016:

a)	On May 17, 2016, the Corporation closed a non-brokered private placement of units of the Corporation ("Units") at a price of $1.20 per Unit pursuant to which the Corporation issued 10,839,972 Units for aggregate gross proceeds of $13,007,966. Each unit consisted of one common share and one-half of one non-transferable warrant, each whole such warrant entitling the holder to purchase one additional common share of the Corporation at a price of $1.75 per share for a period of 24 months following the date of issuance. Share issuance costs were $1,132,000 including non-cash items of $196,000 related to the valuation of broker warrants.

b)	316,669 stock options were exercised for proceeds of $231,000.

c)	4,364,575 warrants were exercised for proceeds of $6,208,000.

d)	202,952 common shares were issued from treasury on the vesting of RSUs.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Equity Incentive Plan

Under the Corporations equity incentive plan (the “Equity Incentive Plan”), the aggregate number of common shares issuable on the exercise of stock options or issuance of RSUs cannot exceed 10% of the number of common shares issued and outstanding. As at December 31, 2017, a total of 6,546,666 stock options and 398,326 RSUs were outstanding under the New Plan and a total of 3,183,093 remain available for future grants.

Incentive Stock Options

Stock options under the Equity Incentive Plan have a maximum term of five years, vesting 25% upon granting and 25% each six months thereafter. The exercise price may not be less than the immediately preceding five day volume weighted average price of the Corporation’s common shares traded through the facilities of the exchange on which the Corporation’s common shares are listed.

The changes in incentive share options outstanding are summarized as follows:

	Weighted average exercise price	Number of shares issued or issuable on exercise	Amount

Balance – December 31, 2016	$2.48	6,175,995	$6,996

Stock options granted	$2.31	1,645,500	-
Share based compensation expense	-	-	2,204
Options exercised	$1.28	(126,332)	(78)
Options forfeited or expired	$4.78	(1,148,497)	(2,864)

Balance – December 31, 2017	$2.06	6,546,666	$6,258

Balance – December 31, 2015	$3.20	4,444,497	$6,906

Stock options granted	$1.11	2,537,500	-
Share based compensation expense	-	-	1,018
Options exercised	$0.72	(316,669)	(111)
Options forfeited or expired	$3.01	(489,333)	(817)

Balance – December 31, 2016	$2.48	6,175,995	$6,996

During the year ended December 31, 2017, the fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 1.02% (2016 – 0.53%) per annum, an expected life of options of 4 years (2016 – 4 years), an expected volatility of 73% based on historical volatility (2016 – 70%), an expected forfeiture rate of 2% (2016 – 4%) and no expected dividends (2016 – nil).

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Incentive share options outstanding and exercisable at December 31, 2017 are summarized as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares Issuable on Exercise	Average Remaining Life (Years)	Average Exercise Price	Number of Shares Issuable on Exercise	Average Exercise Price

$0.60	35,000	1.96	$0.60	35,000	$0.60
$0.60	1,085,333	2.12	$0.60	1,085,333	$0.60
$0.84	1,640,833	3.12	$0.84	1,093,889	$0.84
$1.73	600,000	3.44	$1.73	600,000	$1.73
$1.75	42,000	4.63	$1.75	10,500	$1.75
$1.78	150,000	3.49	$1.78	150,000	$1.78
$1.94	496,500	1.12	$1.94	496,500	$1.94
$2.32	1,601,500	4.09	$2.32	800,750	$2.32
$4.16	336,000	0.06	$4.16	336,000	$4.16
$7.10	556,000	0.03	$7.10	556,000	$7.10
$8.13	3,500	0.35	$8.13	3,500	$8.13

	6,546,666	2.66	$2.06	5,167,472	$2.15

The weighted average share price at the date of exercise for options exercised during the year ended December 31, 2017 was $2.26 (2016 – $1.59).

During the year ended December 31, 2017, the Corporation recorded total share-based compensation expense of $2,204,000 (2016 – $1,018,000) related to incentive share options, of which $369,000 (2016 – $136,000) is recorded to mineral properties, $1,835,000 (2016 – $882,000) has been charged to income.

Subsequent to December 31, 2017, a further 2,464,000 incentive stock options have been granted with an exercise price of $2.07, 333 stock options were exercised, 451,000 stock options expired unexercised and 8,000 stock options were forfeited.

Restricted Share Units

The Corporation has a RSU Plan. RSUs vest one-third upon granting and one third on each of the first and second anniversary dates of the grant date. As at December 31, 2017, a total of 398,326 RSUs were outstanding.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The changes in RSUs outstanding are summarized as follows:

	Number of shares issued or issuable on vesting	Amount

Balance – December 31, 2016	452,951	$220

RSUs granted	235,000	-
Share-based compensation expense recognized	-	524
RSUs vested	(289,625)	(343)

Balance – December 31, 2017	398,326	$401

Balance – December 31, 2015	360,903	$471

RSUs granted	295,000	-
Share-based compensation expense recognized	-	213
RSUs vested	(202,952)	(464)

Balance – December 31, 2016	452,951	$220

During the year ended December 31, 2017 the Corporation granted a total of 235,000 RSUs (2016 – 295,000), with total grant-date fair value determined to be $545,000 (2016 - $268,000). Included in general and administrative expenses for the year ended December 31, 2017 is share-based compensation expense of $524,000 (2016 – $213,000) related to RSU awards.

The weighted average share price at the date of vesting for RSUs during the year ended December 31, 2017 was $2.31 (2016 - $1.04).

Subsequent to December 31, 2017, a total of 177,700 RSUs were granted.

17.	General and Administrative Expenses by Nature of Expense

The Corporation recorded general and administrative expenses for the years ended December 31, 2017 and 2016 as follows:

Corporate
	2017	2016

General and administrative expenses
Depreciation	$89	$84
Amortization of intangible assets	13	13
Business development and investor relations	567	419
Office, operating and non-operating overheads	682	603
Professional	433	647
Regulatory	309	159
Restructuring costs	1,353	-
Salaries and contractors	2,112	1,416
Share-based compensation	2,305	914
Travel	301	220

	$8,164	$4,475

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Environmental Services

General and administrative expenses
Depreciation	$19	$32
Amortization of intangible assets	59	98
Business development and investor relations	164	75
Office, operating and non-operating overheads	756	748
Professional	29	39
Salaries and contractors	1,657	1,837
Share-based compensation	-	161
Travel	94	49

	$2,778	$3,039

Total General and Administrative Expenses	$10,942	$7,514

18.	Mine Site Care and Maintenance

The Corporation recorded mine site care and maintenance expenses for the years ended December 31, 2017 and 2016 as follows:

	2017	2016

Mine site care and maintenance
Depreciation	$1,366	$1,602
Office, operating and non-operating overheads	357	274
Other expenses	-	78

	$1,723	$1,954

19.	Income Tax Expense

The major components of income tax expense for the years ended December 31, 2017 and 2016 are as follows:

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(a)	The income tax provision differs from the amount that would result from applying the Canadian federal and provincial tax rate to income before taxes. These differences result from the following items:

	2017	2016

Accounting loss before taxes	$(6,176)	$(3,967)
Federal and provincial income tax rate of 26% (2016 – 26%)	(1,605)	(1,031)

Non-deductible permanent differences	495	(53)
Differences in foreign exchange rates	-	(95)
Effect of difference in tax rates	2,488	(131)
Change in deferred tax asset not recognized	(1,075)	1,424
Flow-through share renunciation	1,040	594
Change in estimate	(72)	(396)
Other	201	80
	1,472	1,423

Income tax provision	$1,472	$392

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(b)	The movement in deferred tax assets and liabilities during the year by type of temporary difference, without taking into consideration the offsetting balances within the same tax jurisdiction, is as follows:

Deferred tax liabilities	Mineral Property Interest	Inventory	Property, Plant and Equipment	Other	Total

December 31, 2015	$(4,712)	$(126)	$(1,365)	$(1,219)	$(7,422)
Charged to the income statement	(1,425)	-	(140)	(50)	(1,615)
Charged to OCI	-	-	-	119	119

December 31, 2016	$(6,137)	$(126)	$(1,505)	$(1,150)	$(8,918)
(Charged) credited to the income statement	(1,390)	13	41	41	(1,295)

December 31, 2017	$(7,527)	$(113)	$(1,464)	$(1,109)	$(10,213)

Deferred tax assets	Mineral Property Interest	Loss Carry Forward	Property, Plant and Equipment	Decommissioning and rehabilitation provision	Other	Total

December 31, 2015	$592	$2,757	$316	$1,533	$1,440	$6,638
Credited (charged) to the income statement	178	1,524	(173)	(48)	(561)	920
Charged to OCI	-	-	-	-	(80)	(80)

December 31, 2016	$770	$4,281	$143	$1,485	$799	$7,478
Credited (charged) to the income statement	69	(13)	(66)	(121)	(775)	(906)
Charged to OCI	-	-	-	-	637	637

December 31, 2017	$839	$4,268	$77	$1,364	$661	$7,209

Net deferred tax liabilities

December 31, 2016						$(1,440)
Charged to the income statement						(2,201)
Charged to OCI						637
December 31, 2017						$(3,004)

(c)	At December 31, 2017, the Corporation has unrecognized tax attributes, noted below, that are available to offset future taxable income. The Company has not recognizing the deferred tax asset on these temporary differences because they relate to entities within the group that have a history of losses and there is not yet adequately convincing evidence that these entities will generate sufficient future taxable income to enable offset.

Tax loss carry forwards	$40,604
Mineral property interest	24,518
Other	8,431
$73,553

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As at December 31, 2017, the Corporation has available non-capital losses for income tax purposes in Canada which are available to be carried forward to reduce taxable income in future years and for which no deferred income tax asset has been recognized, and which expire as follows:

	Canada	Total

2029	3,195	3,195
2030	3,397	3,397
2031	421	421
2032	88	88
2033	2,222	2,222
2034	9,520	9,520
2035	6,751	6,751
2036	6,687	6,687
2037	8,323	8,323
	$40,604	$40,604

20.	Financial Instruments

Financial Assets and Liabilities

Information regarding the carrying amounts of the Corporation’s financial assets and liabilities is summarized as follows:

	Fair Value Hierarchy Classification	December 31 2017	December 31 2016

Fair value through profit or loss
Warrants held-for-trading	Level 2	$1,082	$1,326
Embedded derivative - Wheaton agreement	Level 3	$6,600	-

Available-for-sale
Investment in marketable securities	Level 1	$673	$365
		$8,355	$1,691

During the year ended December 31, 2017, the fair value of warrants held for trading were estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 1.66% (2016 – 0.73%) per annum, an expected life of options of ranging from 2.98 to 0.17 years (2016 – 1.19), an expected volatility of 84.18% (2016 – 87%) based on historical volatility and no expected dividends (2016 – nil).

The carrying amounts of all of the Corporation’s financial assets and liabilities reasonably approximate their fair values.

Financial Instrument Risk Exposure

The Corporation’s activities expose it to a variety of financial risks: market risk (including price risk, currency risk and interest rate risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks in co-operation with the Corporation’s operating units. The Corporation’s overall risk management program seeks to minimize potential adverse effects on the Corporation’s financial performance, in the context of its general capital management objectives as further described in note 21.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Currency Risk

Substantially all of the Corporation’s property, plant and equipment and mineral properties are located in Canada; all of its mining operations occur in Canada; and a significant majority of its environmental services revenues are earned in Canada. However, if commercial production recommences at the Keno Hill Silver District, the Corporation’s exposure to US dollar currency risk significantly increases as sales of concentrate and the settlement of the Wheaton streaming payments will be effected in US dollars. In addition, a portion of its environmental services revenues, and receivables arising therefrom, are also denominated in US dollars. As well, while a significant majority of the Corporation’s operating costs are denominated in Canadian dollars, it does have some exposure to costs, as some accounts payable and accrued liabilities are denominated in US dollars. The Corporation is exposed to currency risk at the balance sheet date through the following financial assets and liabilities, which are denominated in US dollars:

	December 31 2017	December 31 2016

Cash and cash equivalents	$1,336	$3,023
Accounts and other receivable	510	972
Accounts payable and accrued liabilities	(298)	(391)
Net exposure	$1,548	$3,604

Based on the above net exposure at December 31, 2017, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an approximately $158,000 decrease or increase respectively in both net and comprehensive loss (2016 – $360,000). The Corporation has not employed any currency hedging programs during the current period.

Credit Risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its obligations. The Corporation’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

	December 31 2017	December 31 2016

Trade receivables, net of provision
Currently due	$1,035	$857
Past due by 90 days or less, not impaired	940	1,315
Past due by greater than 90 days, not impaired	13	32
	1,988	2,204

Cash	6,019	6,484
Demand deposits	11,887	13,898
Term deposits	7,092	6,948

	$26,986	$29,534

Substantially all of the Corporation’s cash, cash equivalents and term deposits are held with major financial institutions in Canada, and management believes the exposure to credit risk with respect to such institutions is not significant. Those financial assets that potentially subject the Corporation to credit risk are primarily receivables. Management actively monitors the Corporation’s exposure to credit risk under its financial instruments, particularly with respect to receivables. The Corporation considers the risk of material loss to be significantly mitigated due to the financial strength of the parties from whom the receivables are due, including with respect to trade accounts receivable as the Corporation’s major customers include government organizations as well as substantial corporate entities. As at December 31, 2017, trade receivables are recorded net of a recoverability provision of $1,000 (2016 – $1,000).

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its obligations associated with financial liabilities. The Corporation has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements as well as the growth and development of its mining projects. The Corporation coordinates this planning and budgeting process with its financing activities through the capital management process described in note 21. The Corporation’s financial liabilities are comprised of its accounts payable and accrued liabilities, the contractual maturities of which at the balance sheet date are summarized as follows:

	December 31 2017	December 31 2016

Accounts payable and accrued liabilities with contractual maturities
Within 90 days or less	$3,601	$1,830
In later than 90 days, not later than one year	-	-

	$3,601	$1,830

21.	Management of Capital

The capital managed by the Corporation includes the components of shareholders’ equity as described in the consolidated statements of shareholders’ equity. The Corporation is not subject to externally imposed capital requirements.

The Corporation’s objectives of capital management are to create long-term value and economic returns for its shareholders. It does this by seeking to maximize the availability of finance to fund the growth and development of its mining projects, and to support the working capital required to maintain its ability to continue as a going concern. The Corporation manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its assets, seeking to limit shareholder dilution and optimize its cost of capital while maintaining an acceptable level of risk. To maintain or adjust its capital structure, the Corporation considers all sources of finance reasonably available to it, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. The Corporation’s overall strategy with respect to management of capital at December 31, 2017 remains fundamentally unchanged from the year ended December 31, 2016.

22.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the years ended December 31, 2017 and 2016 is summarized as follows:

	2017	2016

Operating Cash Flows Arising From Interest and Taxes
Interest received	$221	$63

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties	$369	$136
Capitalization of depreciation to mineral properties	$265	$119
Capitalization of re-estimation of decommissioning and rehabilitation provision	$37	$(220)
Increase (decrease) in non-cash working capital related to:
Mining operations properties	$(1,130)	$54
Exploration and evaluation properties	$(23)	$-

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

23.	Segmented Information

The Corporation had two operating segments during the years ended December 31, 2017 and 2016, being environmental services carried out through AEG, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation; and mining operations, including care and maintenance of the operating Bellekeno mine, producing silver, lead and zinc in the form of concentrates (suspended in September 2013), as well includes exploration and evaluation activities. The Corporation’s executive head office and general corporate administration are included within ‘Corporate and other’ to reconcile the reportable segments to the consolidated financial statements. An operating segment is a component of an entity that engages in business activities, operating results are reviewed with respect to resource allocation and for which discrete financial information is available. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge. Revenue from non-Canadian customers of both operating segments was derived primarily from the United States.

As at and for the year ended December 31, 2017	Environmental Services	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$5,881	$-	$-	$5,881
Non-Canadian	4,851	-	-	4,851
Total revenues as reported	10,732	-	-	10,732
Cost of sales	6,732	-	-	6,732
Gross profit as reported	4,000	-	-	4,000

Depreciation and amortization	79	-	101	180
Share-based compensation	-	-	2,305	2,305
Other G&A expenses	2,700	-	4,404	7,104
Mine site care and maintenance	-	1,723	-	1,723
Restructuring Costs			1,353	1,353
Foreign exchange loss (gain)	(1,080)	(4)	120	(964)
Gain on investments	-		(1,341)	(1,341)
Other (income) loss	250	(247)	(187)	(184)

Segment income (loss) before taxes	$2,051	$(1,472)	$(6,755)	$(6,176	)(i)

Total assets	$6,198	$99,815	$17,823	$123,836
Total liabilities	$1,642	$20,670	$1,464	$23,776

As at and for the year ended December 31, 2016	Environmental Services	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$6,754	$-	$-	$6,754
Non-Canadian	4,607	-	-	4,607
Total revenues as reported	11,361	-	-	11,361
Cost of sales	8,495	-	-	8,495
Gross profit as reported	2,866	-	-	2,866

Depreciation and amortization	130	-	97	227
Share-based compensation	161	-	914	1,075
Other G&A expenses	2,748	-	3,464	6,212
Mine site care and maintenance	-	1,954	-	1,954
Foreign exchange loss (gain)	(2)	-	139	137
Gain on investments	-	-	(2,742)	(2,742)
Other (income) loss	(1)	46	(75)	(30)

Segment loss before taxes	$(170)	$(2,000)	$(1,797)	$(3,967	)(i)

Total assets	$5,413	$91,738	$20,481	$117,632
Total liabilities	$1,455	$24,735	$769	$26,959
(i)	Represents consolidated loss before taxes.

For the year ended December 31, 2017, revenue from three customers of the Corporation’s Environmental Services segment represents approximately $6,594,000 of the Corporation’s consolidated revenue.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

24.	Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel. Key management personnel compensation for the years ended December 31, 2017 and 2016 was as follows:

(a)	Key Management Personnel Compensation

	2017	2016

Salaries and other short-term benefits	$2,246	$1,765
Share-based compensation	2,072	1,079
	$4,318	$2,844

Key management includes the Corporation’s Board of Directors and members of senior management.

Other Related Party Transactions:

During the year ended December 31, 2017, the Corporation incurred $125,000 (2016 – $nil) of consulting expenses from a Corporation controlled by a Director of the Company. The consulting services provided by the Company controlled by this director concluded effective September 30, 2017.

On December 28, 2017, the Corporation restructured its US environmental division. In this restructuring, the Corporation’s wholly-owned subsidiary, AEG Canada, entered into a share purchase agreement with Arete Property Holdings LLC (“Arete”) for the purchase by Arete of all of the issued shares of AEG US and its wholly-owned subsidiary, AFCG, for nominal consideration. Arete is wholly-owned by Mr. James Harrington, President of AEG. As a result of this transaction, a new Colorado affiliate of AEG Canada, AWE, is continuing the current and future environmental work in the United States. On disposal the Corporation realized a loss of $250,000. The Corporation also crystalized a $1,000,000 foreign exchange gain as the result of the settlement on intercompany loans.

25.	Commitments

As at December 31, 2017, the Corporation’s contractual obligations are as follows:

(a)	The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases as are as follows:

2018	$341
2019	296
Thereafter	95

$732

(b)	The Corporation’s other contractual obligations, including with respect to capital asset expenditures, totaled approximately $240,000.

(c)	As a consequence of its commitment to renounce deductible exploration expenditures to the purchasers of flow-through shares, the Corporation is required to incur further renounceable exploration expenditures totaling $5,192,000 by December 31, 2018.

26.	Subsequent Event

On February 23, 2018 the Corporation entered into a definitive credit agreement with Sprott Private Resource Lending (Collector), L.P. (“Sprott”) to provide a US$15,000,000 credit facility (the “Credit Facility”). The Credit Facility has the following key terms:

•	Term of 3 years, Maturity Date – February 23, 2021
•	Interest rate on funds drawn down: the greater of
o	7% plus US Dollar 3 month LIBOR and
o	8% per annum, payable monthly
•	Repayable in quarterly installments from October 31, 2019 through to the Maturity Date
•	Upon draw down of funds a 3% charge of the draw down is charged
•	1,000,000 share purchase warrants were issued to Sprott with a five-year term, an exercise price of Cdn$2.25 per share and a right by the Company to accelerate the expiry date to 30 days following the closing price of the shares exceeding Cdn$5.63 for more than 20 consecutive trading days
•	Repayable in whole or in part, without penalty, provided not less than twelve (12) months of interest has been paid on any outstanding amount
•	The Corporation has the option to extend the availability period of draw down from twelve (12) to eighteen (18) months by issuing to Sprott 171,480 Alexco common shares

Senior Management

Clynton Nauman, BSc (Hons)

Chairman & Chief Executive Officer

Brad Thrall, BSc, MBA

President

Michael Clark, CPA, CA

Chief Financial Officer &

Company Ethics Officer

Alan McOnie, MSc (Geology), FAusIMM

Vice President, Exploration

Gordon Wong, CPA, CA

Vice President, Finance

Linda Broughton

Vice President, Technical Services

James Harrington, MSc

President, Alexco Environmental Group

Board of Directors

Clynton Nauman, Chairman

Richard Zimmer, P.Eng., MBA

Michael Winn

Terry Krepiakevich, CPA, CA, ICD.D.

Rick Van Nieuwenhuyse, MSc

Elaine Sanders, CA, CPA

Auditors

PricewaterhouseCoopers LLP

Vancouver, British Columbia

Legal Counsel

Fasken Martineau DuMoulin LLP

Vancouver, British Columbia

Registrar and Transfer Agent

Computershare Investor Services Inc.

Vancouver, British Columbia

CORPORATE HEADQUARTERS			SHARE LISTING INFORMATION
Suite 1225	Tel:	604.633.4888	NYSE AMERICAN:AXU
555 Burrard Street	Fax:	604.633.4887	TSX:AXR
Vancouver, BC V7X 1M9	Email: info@alexcoresource.com
Canada	Website: www.alexcoresource.com